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07025290

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME West Japan Railway Co.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 20 2007
B
THOMSON FINANCIAL

FILE NO. 82- 34777 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dw

DAT : 7/17/07

April 27, 2007
Last posted on April 27, 2007

West Japan Railway Company

Flash Report (Consolidated and Non-Consolidated Basis)

Results for the year ended March 31, 2007

ARIS
3-31-07

Forward-Looking Statements

This release contains forward-looking statements that are based on JR-West's current expectations, assumptions, estimates and projections about its business, industry, and capital markets around the world.

These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may" "will" "expect" "anticipate" "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of JR-West's financial condition, or state other forward-looking information.

Known or unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statements. JR-West cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. JR-West's actual results could be materially different from and worse than expectations.

Important risks and factors that could cause actual results to be materially different from expectations include, but are not limited to:

- expenses, liability, loss of revenue or adverse publicity associated with property or casualty losses;
- economic downturn, deflation and population decreases;
- adverse changes in laws, regulations and government policies in Japan;
- service improvements, price reductions and other strategies undertaken by competitors such as passenger railway and airlines companies;
- earthquake and other natural disaster risks; and
- failure of computer telecommunications systems disrupting railway or other operations

All forward-looking statements in this release are made as of April 27, 2007 based on information available to JR-West as of the date April 27, 2007 and JR-West does not undertake to update or revise any of its forward-looking statements or reflect future events or circumstances.

FLASH REPORT (CONSOLIDATED BASIS)

Company name: **West Japan Railway Company**

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021 URL: http://www.westjr.co.jp

President: Masao Yamazaki

For further information, please contact: Michio Utsunomiya, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

Date of the General Meeting of the Shareholders: Late June 2007

(Slated to be decided at the May 2007 Board of Directors Meeting)

Planned filing of an annual security report: Undecided

Planned start of dividend payments: Undecided

(Figures less than ¥1 million have been omitted.)

1. Performance

(1) Operating results

1. Years ended March 31

Percentages indicate year-on-year increase/ (decrease).

	Operating revenues		Operating income		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
2007	1,262,935	1.8	135,341	0.1	104,154	1.9	56,791	22.1
2006	1,240,098	1.6	135,218	1.6	102,181	6.5	46,525	(21.1)

	Net income per share	Net income per share after dilution	Return on equity	Recurring profit-to-total assets ratio	Operating income-to-operating revenues ratio
	Yen	Yen	%	%	%
2007	28,415.07	—	9.7	4.4	10.7
2006	23,281.96	—	8.5	4.3	10.9

(Reference) Gain (Loss) on investment by equity method: Year ended March 31, 2007: ¥1,016 million,
Year ended March 31, 2006: ¥1,214 million

(2) Financial position

At March 31

(Figures less than ¥1 million have been omitted.)

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
2007	2,401,667	637,849	25.3	303,906.52
2006	2,355,969	564,254	23.9	282,245.00

(Reference) Total shareholders' equity: March 31, 2007: ¥607,544 million, March 31, 2006: —

(3) Cash flows

Years ended March 31

(Figures less than ¥1 million have been omitted.)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financial activities	Cash and cash equivalents at end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
2007	188,618	(131,776)	(54,690)	57,584
2006	164,080	(101,765)	(69,397)	55,433

2. Dividends

Years ended/ending March 31

Record date	Dividends per share			Total amount of dividends (for the entire fiscal year)	Payout ratio	Dividends-to-net assets ratio
	Interim dividends	Year-end dividends	Total			
	Yen	Yen	Yen	Million of yen	%	%
2007	3,000.00	3,000.00	6,000.00	12,000	25.8	2.2
2006	3,000.00	3,000.00	6,000.00	12,000	21.1	2.0
2008 (Forecast)	3,000.00	3,000.00	6,000.00		21.9	

3. Forecasts for Fiscal Year ending March 31, 2008

Percentages indicate year-on-year increase/ (decrease).

	Operating revenues		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Interim period	627,200	1.5	74,100	(3.2)	57,200	(2.4)
Fiscal year	1,285,000	1.7	129,200	(4.5)	98,500	(5.4)

	Net income		Net income per share
	Millions of yen	%	Yen
Interim period	31,500	(0.8)	15,756.97
Fiscal year	54,800	(3.5)	27,412.13

4. Other

1. Significant changes in subsidiaries during the subject fiscal year (Transfer of particular subsidiaries following a change in the scope of consolidation): None
2. Changes in accounting rules, procedures or method of presentation relating to the preparation of the consolidated financial statements (Matters included in changes to significant items that form the basis for preparation of the consolidated financial statements).

   a. Changes in accordance with revisions to accounting standards: Yes

   b. Other changes: None

3. Number of Shares Outstanding (Common stock)

   Number of shares outstanding at fiscal year-end:

   2007: 2,000,000 shares 2006: 2,000,000 shares

   Number of treasury stocks at fiscal year-end:

   2007: 885 shares 2006: 885 shares

4. Dividend payments for the fiscal year ended March 31, 2007, upon approval at a meeting of the Company's Board of Directors in May, will be submitted as a proposition during the General Meeting of Shareholders to be held in June.

(Reference) FLASH REPORT (NON-CONSOLIDATED BASIS)

1. Performance

(1) Operating results

Years ended March 31

Percentages indicate year-on-year increase/ (decrease).

	Operating revenues		Operating income		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
2007	865,810	1.7	108,966	(0.0)	77,686	2.2	44,683	27.2
2006	851,280	0.6	108,978	(1.0)	75,989	2.2	35,140	(26.8)

	Net income per share	Net income per share after dilution
	Yen	Yen
2007	22,341.69	—
2006	17,570.30	---

(2) Financial position

At March 31

(Figures less than ¥1 million have been omitted.)

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
2007	2,151,875	533,320	24.8	266,660.13
2006	2,102,166	502,229	23.9	251,114.87

(Reference) Total shareholders' equity: March 31, 2007: ¥533,320 million, March 31, 2006: —

2. Forecasts for Fiscal Year ending March 31, 2008

Percentages indicate year-on-year increase/ (decrease).

	Operating revenues		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Interim period	431,000	0.4	64,000	(3.9)	47,000	(4.5)
Fiscal year	869,500	0.4	102,000	(6.4)	71,000	(8.6)

	Net income		Net income per share
	Millions of yen	%	Yen
Interim period	27,000	(2.2)	13,500.00
Fiscal year	42,000	(6.0)	21,000.00

The forward-looking statements made in this document, including the aforementioned forecasts, are based on all information available to the management at the time of this document's release. Actual results may differ from the results anticipated in the statements.

QUALITATIVE INFORMATION RELATED TO BUSINESS PERFORMANCE AND FINANCIAL STATEMENTS

1. BUSINESS PERFORMANCE

1. Analysis of Business Performance

(1) Overview of Results for the Subject Period

On April 25, 2005, the Company caused an extremely serious accident when one of its trains derailed between Tsukaguchi and Amagasaki stations on the Fukuchiyama Line, resulting in 106 fatalities and more than 500 injuries of passengers. Since the accident JR-West has exerted its full effort to support the bereaved families and all those who were victims of the accident. These efforts included the holding of a memorial ceremony, as well as briefing sessions to report on the progress of our Safety Enhancement Plan and other measures.

In accordance with our determination that such an accident will never occur again, we newly formulated a Corporate Philosophy showing the cause and the value to pursue as a corporate entity, along with a Safety Charter identifying practical guidelines for safety, and have made a concerted effort to ensure that these are fully understood and put into practice by all employees. Especially, regarding the issue of safety enhancement that is the most important management issue, we have worked to steadily implement our Safety Enhancement Plan that covers both the human and technology aspects of our operations, and in according with revisions to the Railway Business Law enacted in October 2006 have newly formulated a Railway Safety Management Manual, and worked to establish a Safety Management System. In addition, we have made revisions to the group medium-term management targets formulated in March 2005, setting as our highest management goal the building of a corporate culture that places a top priority on safety, and have implemented a variety of measures aimed at achieving these goals.

We also increased the number of external directors in June 2006, and made other efforts to further enhance supervision and oversight functions related to the conduct of business operations.

Through these efforts JR-West has devoted its full effort to enhancing safety in its mainstay transportation business, while in other Group operations has developed a variety of measures that draw on the unique characteristics of each business and effectively utilize their assets.

As a result, on a consolidated basis, operating revenues for the subject fiscal year rose 1.8% over the previous year to ¥1,262.9 billion, with operating income up 0.1% to ¥135.3 billion. Recurring profit increased 1.9% to ¥104.1 billion, with net income up 22.1% to ¥56.7 billion.

(2) Results by Business Segment

Transportation Operations

In the railway business, the Company concentrated on implementing its Safety Enhancement Plan and various other measures aimed at building a corporate culture that places top priority on safety. Specific measures included efforts to foster an attitude of prioritizing safety through regular convening of safety meetings to allow management and officers on the one hand and employees in the field on the other to directly exchange opinions, along with analysis of the nature of the potential causes of accidents and matters for concern reported by employees in workplaces. The authorization process for safety-related investment was also revised in order to allow for more flexible implementation of capital expenditure policies necessary for safety measures. We have expanded and enhanced training for train conductors usings simulators, computer-aided instruction (CAI) for station staff engaged in transportation, and made other efforts to bolster structures for providing effective safety education. Comprehensive training for train accidents has also been conducted with the aim of enhancing response capabilities in the event of an accident, such as in the area of cooperation with rescue crews, police and other authorities. In terms of facilities, the Company has expanded the area of tracks with both the ATS-SW and ATS-P automatic train stop systems that prevent trains from exceeding speed limits at points and other portions of track. We have also worked to strengthen pillars supporting elevated tracks against earthquakes, increased the number of anemometers to help counter strong winds, and upgraded the train proximity warning system as means of helping protect workers from train collisions. Further, based on the recommendations of the Safety Consultative Committee, which is made up of third-party experts, in June 2006 we established a Safety Research Institute dedicated to research on safety and related matters, and took other necessary actions. The proposals, measures implemented and record of discussions by the committee were published in the Interim Report.

In transportation operations, JR-West expanded the coverage area for the operations management system and made other efforts to enhance safe and reliable transportation services. For conventional lines, in October 2006 we completed work to convert the electric supply from AC to DC of the Hokuriku Line and the Kosei Line in order to permit extension of special rapid service to Tsuruga Station. Timetables were revised in March 2007, including the opening of the Sakura Shukugawa Station. On the Sanyo Shinkansen line, the timetable revision in March 2006 added more *Nozomi* trains providing direct service from Hakata and Hiroshima to Tokyo, which along with other measures resulted in a steady rise in passengers, prompting the Company to operate special trains, and make efforts to further enhance convenience. The Company did suffer some negative impact as a result of natural disasters, including heavy rains along the Geibi and Sanko lines in July 2006 that led to delays, as well as rock slides along the Tsuyama Line in November that caused a derailment.

Sales and marketing initiatives included expansion of the Express Reservation system—which allows passengers to easily make or change Shinkansen reservations through a computer or mobile telephone—to all of the Tokaido and Sanyo Shinkansen lines. Other efforts to make Shinkansen lines more convenient included frequent postings of basic information on Shinkansen services, such as number of trains, time required, and fares. To increase the number of cardholders of the J-WEST Card necessary to use the Express Reservation system, we conducted PR and other campaigns to highlight the privileges of membership. Further, we worked in cooperation with local municipalities, travel agents and other JR companies to develop strategies for the DISCOVER WEST and other travel campaigns, and stimulate demand for tourism. We also launched the travel association Club DISCOVER WEST for persons over 50 years of age, in an effort to stimulate demand for travel.

As part of our customer service initiatives we increased the number of Green Ticket Vending Machines, as well as installed elevators, escalators and other barrier-free facilities. Initiatives to make railways more user-friendly included the expansion of the Lost Articles Management System, which has been in operation in the Kyoto-Osaka-Kobe area, and is designed to provide quick responses to inquiries regarding lost articles, to the Okayama, Hiroshima, and Fukuoka regions. We also steadily installed automatic external defibrillator (AED) systems at major stations, and conducted courses in life-saving for station staff and other personnel.

In terms of technology development, the Company placed priority on such areas as ensuring safety and enhancing service. We developed a GPS-based train proximity warning system used as a back-up system to prevent accidents caused by human error, as well as a passenger guidance system for use by station staff to help improve service to customers.

In response to environmental issues, JR-West conducted environmental management based on relevant laws and regulations in cooperation with all Group companies, as well as made other efforts to lower the environmental burden, including introducing energy-efficient rail cars, and reducing the amount of waste. We also published an environmental report.

In ferry services, the Company worked to establish safety management systems based on the Marine Safety Management Manual, with the aim of providing safe and reliable transport.

In bus services, the Company made efforts aimed at further ensuring safety, including equipping vehicles with safety devices, and enhancing employee training. Also, with competition for highway bus services becoming more intense, we strengthened our marketing capabilities with full-scale operation of the Highway Bus Net, an Internet reservation service. We also began operating the Youth Mega Dream Bus, and took other steps to provide services to respond to the varied needs of customers.

As a result, operating revenues for Transportation Operations increased 1.7% over the previous fiscal year, to ¥864.9 billion. Operating income, however, decreased 0.8%, to ¥97.2 billion.

Sales of Goods and Food Services

JR-West continued to move forward with its NexStation Plan designed to improve the quality of stations. We also opened new style Kiosk stands and small convenience stores "Daily in", developed original products, and made efforts to stimulate sales at existing stores. Further, we opened the Dessert Terrace, a collection of well-known dessert shops, in Osaka Station, and took other measures to enhance retail operations within stations. For the JR Kyoto Isetan department store we took steps to increase profitability, including a freshening up of the sales floors to reflect the change in the seasons, and further expanding our lineup of unique products.

As a result, operating revenues in the Sales of Goods and Food Services segment rose 3.2% from the previous year to ¥252.1 billion. Operating income, however, was down 15.2% to ¥5.0 billion.

Real Estate Business

JR-West continued to develop station premises and surrounding areas during the subject fiscal year. The "bridge station building" (a type of station with ticket gates and other station facilities above the tracks) was opened in Okayama Station, along with the SUN STATION TERRACE OKAYAMA, a shopping center facing the walk-through linking the east and west sides of the station. The JR Kanazawa Station NK Building was also opened across from Kanazawa Station, attracting a large-scale shopping center as a tenant.

The Company also developed condominium apartments on land formerly used for housing for Company employees, and made other efforts to effectively utilize assets. The plan for renovation of

Osaka Station and the development of the New North Building is steadily moving forward, with construction begun on the New North Building.

Three group companies in the Hyogo Prefecture area, managing station building, were merged and consolidated in order to allow for swift and accurate responses to such changes in the business environment as intensified competition, and diversification of consumer needs.

As a result, operating revenues for the Real Estate segment rose 0.4% from the previous year to ¥76.0 billion, with operating income up 3.5%, to ¥21.2 billion.

Other Businesses

In travel agency operations, JR-West undertook aggressive marketing measures that included enhancing the Red Balloon Centennial product established to mark the 100th anniversary of Nippon Travel Agency, and a strengthening of sales via the Internet. In hotel operations, the Company promoted sales with renovations to its banquet halls and guest rooms, along with various events organized by the banquet and culinary divisions.

As a result, operating revenues in the Other Businesses segment increased 7.2% from the previous fiscal year to ¥300.3 billion, with operating income climbing 9.2%, to ¥12.5 billion.

(3) Outlook

While the operating environment will be challenging, JR-West will seek to enhance its corporate value by maximizing its management resources, while keeping fixedly in mind the basic principle of prioritizing safety.

Current forecasts for the fiscal year ending March 31, 2008, are as follows:

Operating revenues	¥1,285.0 billion
Operating income	¥129.2 billion
Recurring profit	¥98.5 billion
Net income	¥54.8 billion

2. Financial Position

(1) Cash flows from operating activities

Cash provided by operating activities amounted to ¥188.6 billion, a rise of ¥24.5 billion from the same period of the previous fiscal year. The main factor affecting cash was an increase in income before income taxes adjustments.

(2) Cash flows from investing activities

Cash used in investing activities amounted to ¥131.7 billion, a rise of ¥30.0 billion from the same period of the previous fiscal year. The main factor affecting cash was purchases of property, plant and equipment.

(3) Cash flows from financing activities

Cash used in financing activities amounted to ¥54.6 billion, a decrease of ¥14.7 billion from the previous fiscal year. The main factors affecting cash were repayment of long-term debt of ¥38.1 billion and payment of cash dividends.

As a result, cash and cash equivalents at end of this fiscal year increased ¥2.1 billion to ¥57.5 billion.

(Reference) Cash Flow Indicators

Years ended March 31

	2003	2004	2005	2006	2007
Equity ratio (%)	18.1	19.9	22.2	23.9	25.3
Equity ratio, based on market value (%)	30.8	34.6	36.9	42.2	45.3
Interest-bearing debt to cash flow ratio (%)	9.1	8.0	7.4	6.1	5.1
Interest coverage ratio (Times)	2.5	2.8	3.1	3.4	3.6

Notes:

Equity ratio: shareholders' equity/ total assets

Market-based rate of equity ratio: total market capitalization/ total assets

Interest-bearing debt to cash flow ratio: interest-bearing debt/ operating cash flows

Interest coverage ratio: (operating income + interest & dividend income)/ interest expense

Notes:

1. All of the figures in the above table were calculated on a consolidated basis.
2. Total market capitalization was calculated by multiplying the closing stock price at the end of the term by the total amount of outstanding stock at the end of the term (excluding treasury stock).
3. Cash flow is defined as operating cash flow.
4. Interest-bearing debt is defined as interest-bearing debt of long-term debt and payables.

3. Basic Policy Regarding Distribution of Earnings

JR-West's basic policy is to emphasize sustained, stable dividend payments while securing adequate internal capital reserves to maintain a solid and stable management foundation that will continue into the future.

Regarding the specific policy for dividends, as previously announced the Company plans to pay annual dividends of ¥6,000 per share through the fiscal year ending March 31, 2009. This policy has been formulated in accordance with shareholders' equity, the status of long-term debt, and other aspects of our capital structure, and on the premise that we can secure sustained and stable growth in operating revenues.

For the subject fiscal year, the Company has paid an interim dividend of ¥3,000 per share, and plans to pay a year-end dividend of ¥3,000 per share.

2. MANAGEMENT POLICIES

On April 25, 2005, an extremely serious accident between Tsukaguchi and Amagasaki stations on the Fukuchiyama Line resulted in 106 fatalities and injuries to more than 500 passengers.

We pray for all the victims of the accident and offer our sincerest apologies to their bereaved families. We would also like to express our deepest sympathies and sincerest apologies to the injured, and hope they recover as soon as possible.

We further offer deep apologies to passengers, shareholders and local residents for the excessive strain and trouble that we have caused.

JR-West, in accordance with its Corporate Philosophy and Safety Charter, has steadily implemented its Safety Enhancement Plan aimed at fostering a corporate culture that places a top priority on safety. We have also established a Safety Management System, and made other concerted efforts to provide a safe and reliable railway service, and regain the trust of customers and society.

1. Basic Management Policies

The JR-West Group will work together as a group to foster a corporate culture which places a top priority on safety, concentrating on its core business of railway operations. We will further seek to regain trust as quickly as possible, and pursue sustainable development as a corporate group.

The JR-West Group, with railway operations as its core business, is engaged in sales of goods and food services, real estate and other businesses aimed at providing services mainly to railway passengers, as well as efficient utilization of assets in the vicinity of railway stations. In its business development, the Company works to strengthen its sense of unity, as well as effectively utilize its business assets and otherwise further strengthen its management foundation as a means of attaining sustainable development and enhancement of corporate value as a group.

Going forward, JR-West will continue to strive to improve its corporate value by accurately identifying market trends, providing high-quality services and products which customers repeatedly select with confidence, and implementing various measures in a strategic and timely manner. Amid a difficult operating environment, these efforts will be made in accordance with the Corporate Philosophy and Safety Charter, and founded on the principle of safety as a priority.

2. Medium-Term Management Strategy and Targets

The JR-West Group revised its medium-term management targets for the fiscal year ending March 31, 2009, in October 2006. We set the goal of establishing a "corporate culture of placing top priority on safety" as a management target, and, based on our Corporate Philosophy and Safety Charter, have designated as vital management issues such goals as providing a "response to the victims of the accident in all sincerity" and "promotion of measures to enhance safety," which we have made a full effort to achieve.

Numerical targets for the fiscal year ending March 31, 2009, were set as follows:

Consolidated return on assets (ROA) (operating income basis):	5.8%
Consolidated return on equity (ROE) (net income basis):	9.4%
Consolidated operating revenues:	¥1,275 billion
Transportation revenues:	¥767.5 billion

3. Management Issues

JR-West lost a considerable amount of the trust it had established among customers and society following the extremely serious accident it caused on April 25, 2005, when a train derailed between Tsukaguchi and Amagasaki stations on the Fukuchiyama Line.

We maintain our commitment to helping those who have suffered as a result of the accident, and will continue to devote our full effort to respond sincerely to their needs and feelings.

We continue to cooperate fully with the investigation being conducted by the Aircraft and Railway Accident Investigation Commission of the Ministry of Land, Infrastructure and Transport. We will gravely accept whatever is presented in the commission's report, and make an appropriate response.

JR-West has made redoubling its efforts with regard to prioritizing safety, and recovering the trust of customers and society its highest business priority. We recognize that we must, as a Group, provide a beneficial service to society, and establish a solid foundation to ensure sustainable growth, built on providing a safe, high-quality, trusted transportation service.

In accordance with this fundamental recognition, JR-West is making sure that its newly formulated Corporate Philosophy and Safety Charter are understood and followed by all employees. We are also further stepping up our focused efforts to improve safety and recovery trust, in order to realize the status of our group medium-term business plan, "No accident to produce casualties among our customers," and "No serious labor accident to our employees." Further, as we approach the 20th anniversary of our launch as a private company, we are working to formulate a new vision for the new age, and will implement reforms stretching from the awareness of employees to general operations.

In the railway business, in accordance with the steady implementation of the Safety Enhancement Plan, and based on a recognition of the need to achieve the management goal of fostering a corporate culture that places a top priority on safety, we will continue to install ATS and other safety equipment, and seek to become the "Only-One Corporate Group the Rigorously Performs Safety Checks by Pointing and Call," working to make certain that this basic action, which is an important activity to ensuring safety, is routinely followed. The Company is also focusing on such measures to improve safety as strengthening its safety training by utilizing the Railway Safety Education Center, established with a grave recognition of the importance of never forgetting the accident as time goes by. We are also working to establish safety management systems based on the Railway Safety Management Manual that include monitoring for safety, identifying important issues, and making improvements.

In July 2007, with the aim of creating a unified planning and operational structure for the Shinkansen business, JR-West will establish within the Railway Operations Headquarters the Shinkansen Supervising Department, along with the Shinkansen Management Division, which functions as a branch office for Shinkansen-related sites.

In transportation operations, JR-West is working to provide a safe, trusted and high-quality transportation service amid a harsh competitive environment, including timetable revisions for conventional lines conducted in March 2007, and planned timetable revisions for the Sanyo Shinkansen line in July 2007 that will include introduction of the new N700 series trains. We will continue with the DISCOVER WEST campaign, and through the development of the travel association Club DISCOVER WEST for persons over 50 years of age, pursue initiatives in cooperation with local agencies to draw attention to the Kyoto area. Also, a Customer Service Department has been established within the Marketing Division to enhance the level of service overall, from customer services to station and train facilities. We will increase the number of Green Ticket Vending Machines, conduct employee training aimed at improving sales capabilities, upgrade "barrier-free" facilities in cooperation with local municipalities, and make other efforts to create user-friendly stations. We will also work to enhance customer service through greater use of IT, including promoting use of the Express Reservation system, introducing ICOCA in the Okayama and Hiroshima regions, and renovating JR Odekake Net, our homepage providing a wide range of information.

In the areas of sales of goods and food services and real estate, to enhance the appeal of stations and gain the trust of customers we will move forward with development plans, renovate the hotel and department store at the Kyoto Station Building to mark its 10th anniversary, as well as upgrade and expand facilities within stations and at surrounding sites. Regarding the renovation of Osaka Station and development plan for the New North Building, we will continue with the construction of the New North Building begun in October 2006, make preparations for the expansion of ACTY OSAKA, and steadily pursue other measures. Also, to enhance convenience for customers using the ICOCA e-money service, we will increase the number of affiliated stores, and continue to actively pursue alliances with other companies. Further, in July 2007, in order to strengthen its strategy, JR-West will restructure its Corporate Resource Development Headquarters as the Business Development Headquarters, and further strengthen other initiatives.

With regard to the pursuit of corporate social responsibility (CSR), JR-West recognizes the importance of and is further implementing CSR, centering on its CSR Promotion Committee. We will also pursue measures that include the establishment of proper business operations for all business activities in general, led by the Compliance Committee and Crisis Management Committee. Also, we will further enhance our internal control functions in preparation for the evaluation and auditing system for internal controls for financial reporting, which will be required from fiscal 2008.

3. CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Balance Sheets

March 31 (Figures less than ¥1 million have been omitted.)

	Millions of yen		
	2007	2006	Change from the previous year
ASSETS			
Current assets:			
Cash	57,814	56,093	1,721
Notes and accounts receivable-trade	19,069	19,095	(26)
Railway fares receivable	22,667	15,432	7,235
Accounts receivable	51,605	47,328	4,277
Marketable securities	—	3	(3)
Inventories	19,379	17,939	1,439
Deferred tax assets	18,679	19,426	(747)
Other current assets	37,281	32,891	4,390
Less allowance for doubtful accounts	(397)	(351)	(45)
Total current assets	**226,100**	**207,859**	**18,241**
Fixed assets:			
Property, plant and equipment:	1,973,146	1,950,880	22,266
Buildings and structures	967,045	961,711	5,334
Machinery and transport equipment	254,147	250,498	3,648
Land	658,519	655,311	3,207
Construction in progress	66,296	59,442	6,853
Other property, plant and equipment	27,138	23,916	3,221
Intangible fixed assets	22,197	22,292	(94)
Investments and other assets:	180,139	174,894	5,244
Investments in securities	64,847	65,027	(179)
Deferred tax assets	92,698	88,022	4,676
Other investments and assets	23,253	22,552	700
Less allowance for doubtful accounts	(660)	(708)	47
Total fixed assets	**2,175,484**	**2,148,067**	**27,416**
Deferred assets	**82**	**42**	**40**
Total assets	**2,401,667**	**2,355,969**	**45,698**

March 31 (Figures less than ¥1 million have been omitted.)

	Millions of yen		
	2007	2006	Change from the previous year
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Notes and accounts payable-trade	50,272	46,157	4,114
Short-term loans	13,137	14,445	(1,307)
Current portion of long-term debt	49,352	88,904	(39,551)
Current portion of long-term payables for acquisition of railway properties	36,530	36,139	391
Current portion of long-term accounts payable	31	31	---
Accounts payable	124,567	105,110	19,456
Accrued consumption tax	5,312	3,272	2,039
Accrued income tax	21,713	30,239	(8,525)
Railway deposits received	7,764	1,810	5,954
Deposits received	66,601	60,390	6,211
Prepaid railway fares received	30,507	30,503	3
Advances received	56,475	53,068	3,406
Deferred tax liabilities	198	---	198
Allowance for bonuses	34,348	34,356	(7)
Allowance for compensation of completion of construction	51	44	7
Allowance for loss on restructuring of subsidiary	---	259	(259)
Other current liabilities	31,890	36,413	(4,522)
Total current liabilities	**528,757**	**541,148**	**(12,391)**
Fixed liabilities:			
Bonds	249,981	220,000	29,981
Long-term debt	223,211	215,663	7,547
Long-term payables for acquisition of railway properties	427,372	463,857	(36,484)
Long-term accounts payable	316	348	(31)
Deferred tax liabilities	113	76	37
Accrued retirement benefits	219,693	201,677	18,016
Allowance for antiseismic reinforcement measures	9,931	14,400	(4,468)
Allowance for environmental safety measures	7,426	7,543	(116)
Negative goodwill	238	262	(24)
Other long-term liabilities	96,773	98,968	(2,194)
Total long-term liabilities	**1,235,060**	**1,222,797**	**12,262**
Total liabilities	**1,763,817**	**1,763,945**	**(128)**
Minority interest	---	**27,769**	---
Shareholders' equity:			
Common stock	---	100,000	---
Capital surplus	---	55,000	---
Retained earnings	---	398,910	---
Net unrealized holding gain on securities	---	10,670	---
Treasury stock, at cost	---	(327)	---
Total shareholders' equity	---	**564,254**	---
Total liabilities, minority interest, and shareholders' equity	---	**2,355,969**	---

(continued on page 15)

	Millions of yen		
	2007	2006	Change from the previous year
NET ASSETS			
Total shareholders' equity:	**598,331**	---	---
Common stock	100,000	---	---
Capital surplus	55,000	---	---
Retained earnings	443,658	---	---
Treasury stock, at cost	(327)	---	---
Valuation and translation adjustments:	**9,212**	---	---
Net unrealized holding gain on securities	8,864	---	---
Deferred gains or losses on hedges	348	---	---
Minority interests	**30,305**	---	---
Total net assets	**637,849**	---	---
Total liabilities and net assets	**2,401,667**	---	---

2. Consolidated Statements of Income

Years ended March 31 (Figures less than ¥1 million have been omitted)

	Millions of yen		
	2007	2006	Change from the previous year
Operating revenues	**1,262,935**	**1,240,098**	**22,837**
Operating expenses:			
Transportation, other services and cost of sales	919,294	899,513	19,781
Selling, general and administrative expenses	208,299	205,367	2,932
	1,127,593	**1,104,880**	**22,713**
Operating income	**135,341**	**135,218**	**123**
Non-operating revenues:			
Interest and dividend income received	331	372	(40)
Equity in earnings of affiliates	1,016	1,214	(198)
Other	5,769	5,879	(110)
	7,117	**7,466**	**(349)**
Non-operating expenses:			
Interest expense	37,298	39,799	(2,500)
Other	1,006	704	302
	38,304	**40,503**	**(2,198)**
Recurring profit	**104,154**	**102,181**	**1,973**
Extraordinary profits:			
Gain on contributions received for construction	31,714	58,724	(27,009)
Compensation for expropriation	2,514	4,391	(1,876)
Proceeds from sales of fixed assets	9,993	8,971	1,021
Other	3,106	6,507	(3,401)
	47,328	**78,594**	**(31,266)**
Extraordinary losses:			
Loss on deduction of contributions received for construction from acquisition costs of property, plant and equipment	31,076	58,328	(27,252)
Loss on reduction entry of compensation for expropriation	2,513	4,388	(1,874)
Provision of allowance for antiseismic reinforcement measures	—	14,400	(14,400)
Provision of allowance for environmental safety measures	---	7,543	(7,543)
Other	17,021	16,220	800
	50,610	**100,880**	**(50,269)**
Income before income taxes and minority interests	**100,872**	**79,896**	**20,976**
Income taxes:			
Current	44,320	50,280	(5,959)
Deferred	(2,816)	(19,306)	16,490
Minority interests	2,576	2,396	180
Net income	**56,791**	**46,525**	**10,265**

3. Consolidated Statements of Shareholders' Equity and Consolidated Statements of Retained Earnings

Consolidated Statements of Shareholders' Equity

Year ended March 31, 2007 (Figures less than ¥1 million have been omitted.)

	Millions of yen									
	Shareholders' equity					Valuation and translation adjustments			Minority interests	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total	Net unrealized holding gain on securities	Deferred gains or losses on hedges	Total		
Balance at March 31, 2006	100,000	55,000	398,910	(327)	553,583	10,670	—	10,670	27,769	592,023
Change in year ended March 31, 2007										
Dividends from surplus			(12,000)		(12,000)					(12,000)
Net income			56,791		56,791					56,791
Decrease due to the merger of consolidated subsidiaries			(43)		(43)					(43)
Net increase/decrease during the term under review except in shareholders' equity						(1,806)	348	(1,458)	2,536	1,078
Total			44,748		44,748	(1,806)	348	(1,458)	2,536	45,826
Balance at March 31, 2007	100,000	55,000	443,658	(327)	598,331	8,864	348	9,212	30,305	637,849

Consolidated Statements of Retained Earnings

Year ended March 31 (Figures less than ¥1 million have been omitted.)

	Millions of yen
	2006
Capital surplus at beginning of the period	55,000
Capital surplus at the end of the period	55,000
Retained earnings at beginning of the period	365,303
Increase in retained earnings:	46,740
Net income	46,525
Increase in retained earnings due to a merger between a consolidated subsidiary and an affiliate	215
Appropriations of retained earnings:	13,134
Cash dividends	13,000
Directors' bonuses	92
[Including corporate auditors' bonuses]	[6]
Increase in the number of consolidated subsidiaries	41
Retained earning s at the end of the period	398,910

4. Consolidated Statements of Cash Flows

Years ended March 31 (Figures less than ¥1 million have been omitted)

	Millions of yen		
	2007	2006	Change from the previous year
I. Cash flows from operating activities			
Income before income taxes and minority interests	100,872	79,896	20,976
Depreciation and amortization	112,827	111,900	926
Loss on deduction of contributions received for construction from acquisition costs of property, plan and equipment	31,076	58,328	(27,252)
Loss on disposal of property, plan and equipment	12,692	13,368	(676)
Change in allowance for retirement benefits	18,016	1,711	16,304
Change in allowance for accrued bonuses	(7)	(1,625)	1,618
Change in other reserves	(4,649)	22,212	(26,861)
Interest and dividend income	(331)	(372)	40
Interest expenses	37,298	39,799	(2,500)
Equity in earnings of affiliates	(1,016)	(1,214)	198
Gain on contributions received for construction	(31,714)	(58,724)	27,009
Change in notes and accounts receivable	(10,731)	(8,476)	(2,254)
Change in inventories	(1,439)	(2,159)	719
Change in notes and accounts payable	20,738	(12,877)	33,615
Change in accrued consumption tax	2,039	(821)	2,861
Other	(7,053)	9,238	(16,291)
Subtotal	278,617	250,184	28,433
Interest and dividends income received	265	373	(108)
Interest paid	(37,398)	(40,271)	2,873
Income taxes paid	(52,865)	(46,205)	(6,660)
Net cash provided by operating activities	**188,618**	**164,080**	**24,537**
II. Cash flows from investing activities			
Payments for time deposits with a maturity of more than three months	(335)	(12,160)	11,825
Proceeds for time deposits with a maturity of more than three months	765	12,160	(11,395)
Purchases of property, plant and equipment	(175,024)	(156,155)	(18,868)
Proceeds from sales of property, plant and equipment	4,272	4,172	100
Contributions received for constructions	41,858	42,899	(1,041)
Increase in investments in securities	(1,961)	(513)	(1,447)
Payments on long-term loans receivable	(689)	(282)	(407)
Collections of long-term loans receivable	266	10,396	(10,130)
Other	(928)	(2,282)	1,354
Net cash used in investing activities	**(131,776)**	**(101,765)**	**(30,010)**

(continued on page 19)

	Millions of yen		
	2007	2006	Change from the previous year
III. Cash flows from financing activities			
Change in short-term loans	2,139	2,863	(724)
Proceeds from long-term loans	57,100	12,300	44,800
Repayment of long-term debt	(89,135)	(30,983)	(58,152)
Proceeds from issuance of bonds	29,981	—	29,981
Repayment of long-term payables for acquisition of railway properties	(36,093)	(38,425)	2,332
Cash dividends paid to the Company's shareholders	(12,002)	(13,001)	998
Cash dividends paid to minority shareholders of consolidated subsidiaries	(112)	(112)	0
Other	(6,566)	(2,038)	(4,527)
Net cash used in financing activities	**(54,690)**	**(69,397)**	**14,707**
IV. Change in cash and cash equivalents, net	**2,151**	**(7,083)**	**9,234**
V. Cash and cash equivalents at the beginning of the period	**55,433**	**62,241**	**(6,807)**
VI. Change in cash and cash equivalents accompanying consolidation of additional subsidiaries	**---**	**275**	**(275)**
VII. Cash and cash equivalents at the end of the period	**57,584**	**55,433**	**2,151**

5. Retirement Benefits for Employees

1. Overview of the Retirement Benefits System Adopted by the Company

The Company and its domestic consolidated subsidiaries have established defined benefit plans, consisting of a qualified pension plan and a retirement lump-sum payment plan. Certain consolidated subsidiaries have a funded defined contribution pension plan administered by a government agency. In addition, premium severance pay may be available for retiring employees.

2. Retirement Benefit Obligation (March 31, 2007)

	Millions of yen
(1) Retirement benefit obligation	(376,375)
(2) Plan assets at fair value	11,943
(3) Unfunded retirement benefit obligation [(1) + (2)]	(364,431)
(4) Unrecognized net retirement benefit obligation at transition	99,283
(5) Unrecognized actuarial loss	48,009
(6) Unrecognized prior service cost	(2,235)
(7) Net retirement benefit obligation [(3) + (4) + (5) + (6)]	(219,375)
(8) Prepaid pension cost	318
(9) Accrued retirement benefits [(7) – (8)] (Note)	(219,693)

Note: Some subsidiaries adopt the simplified method in calculating retirement benefit obligations.

3. Retirement Benefit Expenses (Year ended March 31, 2007)

	Millions of yen
(1) Service cost	15,852
(2) Interest cost	7,932
(3) Expected return on plan assets	(264)
(4) Amortization of net retirement benefit obligation at transition	31,458
(5) Amortization of actuarial loss	7,291
(6) Amortization of prior service cost	1,975
(7) Total [(1) + (2) + (3) + (4) + (5)]	64,245

Note: Retirement benefit expenses of consolidated subsidiaries which adopt the simplified method are stated in (1) Service cost.

4. Items related to Basis for Calculation of Retirement Benefit Obligation

(1) Method allocating projected retirement benefits over period	Straight-line standards
(2) Discount rates	Mainly 2.0%
(3) Expected rate of return on plan assets	Mainly 2.5%
(4) Amortization period of net obligation at transition	Mainly 10 years
(5) Amortization period of actuarial gain or loss	Mainly 10 years
(6) Amortization period of prior service	Mainly amortized in the year occurred

6. Tax-Effect Accounting

1. Breakdown and Principal Sources of Deferred Tax Assets and Liabilities

March 31, 2007

	Millions of yen
Deferred tax assets	
Accrued bonuses included in accrued expenses	14,010
Accrued enterprise tax included in accrued income taxes	1,931
Accrued retirement benefits	89,236
Unrealized gain on property, plant and equipment	6,698
Tax loss carryforwards	207
Others	23,415
Subtotal	135,499
Valuation allowance	(5,444)
Total	130,055
Deferred tax liabilities	
Unrealized holding gain on securities	(5,702)
Contributions for construction deducted from acquisition costs of property, plant and equipment	(11,313)
Gain on valuation of assets of consolidated subsidiaries	(1,443)
Others	(530)
Total	(18,989)
Deferred tax assets, net	111,065

(Note) Deferred tax assets and deferred tax liabilities, net are included in the following items on the consolidated balance sheet.

	Millions of yen
Current assets --- Deferred tax assets	18,679
Fixed assets --- Deferred tax assets	92,698
Current liabilities --- Deferred tax liabilities	198
Fixed liabilities --- Deferred tax liabilities	113

2. Difference in the Burden of Corporate and Other Taxes between the Statutory Tax Rate and after Application of Tax-Effect Accounting

The presentation of corresponding information has been omitted because the difference between the statutory tax rate and the effective tax rates was less than five percent of the statutory tax rate.

7. Segment Information

1. Information by business segment

Year ended March 31, 2006 (April 1, 2005 to March 31, 2006)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	834,537	203,942	62,884	138,734	1,240,098	—	1,240,098
Intergroup operating revenues and transfers	16,308	40,532	12,818	141,503	211,162	(211,162)	—
Total sales	850,846	244,474	75,702	280,238	1,451,261	(211,162)	1,240,098
Operating expenses	752,835	238,517	55,201	268,778	1,315,332	(210,452)	1,104,880
Operating income	98,010	5,957	20,501	11,459	135,928	(710)	135,218
Assets, depreciation, and capital expenditures:							
Total assets	1,769,956	72,445	286,432	216,572	2,345,406	10,563	2,355,969
Depreciation	91,955	2,307	10,395	7,241	111,900	—	111,900
Capital expenditures	140,262	3,548	9,080	8,186	161,078	—	161,078

Year ended March 31, 2007 (April 1, 2006 to March 31, 2007)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	848,586	208,185	62,725	143,438	1,262,935	—	1,262,935
Intergroup operating revenues and transfers	16,391	43,993	13,308	156,884	230,578	(230,578)	—
Total sales	864,978	252,178	76,033	300,323	1,493,514	(230,578)	1,262,935
Operating expenses	767,703	247,125	54,814	287,814	1,357,457	(229,863)	1,127,593
Operating income	97,274	5,053	21,219	12,508	136,056	(715)	135,341
Assets, depreciation, and capital expenditures:							
Total assets	1,792,324	76,218	282,757	256,404	2,407,704	(6,037)	2,401,667
Depreciation	93,079	2,503	10,481	6,763	112,827	—	112,827
Capital expenditures	146,156	3,922	23,246	10,115	183,440	—	183,440

Notes: 1. Fractional sums less than ¥1 million have been omitted.

2. Method of defining business segments: With the standard breakdown of Japanese manufacturers as a base, business segments have been determined in a way that shows as precisely and accurately as possible the actual diversity of present business conditions.

3. Main activities of business segments

Transportation: railways, ferries, buses

Sales of goods and food services: department store, sales of goods, food and beverages, wholesale of various goods, etc.

Real estate business: brokerage and leasing of real estate, operation of shopping center

Other: hotels, travel services, rental of goods, construction, etc.

4. The principal all-company assets included within the elimination and intergroup item are parent company's surplus funds under management (cash and negotiable securities) and deferred tax assets.

Fiscal 2005: ¥154,818 million, Fiscal 2006: ¥151,261 million

2. Information by location

As there were no overseas subsidiaries or branch offices in fiscal 2005 or fiscal 2006, this item was not included.

3. Overseas sales

As there were no overseas sales in fiscal 2005 or fiscal 2006, this item was not included.

3. NON-CONSOLIDATED FINANCIAL STATEMENTS

1. Non-Consolidated Balance Sheets

March 31 (Figures less than ¥1 million have been omitted)

	Millions of yen		
	2007	2006	Change from the previous year
ASSETS			
Current assets:			
Cash	39,536	44,700	(5,164)
Railway fares receivable	26,298	16,923	9,375
Accounts receivable	24,634	21,414	3,220
Accrued income	4,076	4,070	5
Short-term loans	18,404	12,053	6,350
Inventories	6,217	5,409	808
Prepaid expenses	1,805	1,729	75
Deferred tax assets	13,907	14,521	(614)
Other current assets	9,049	10,656	(1,607)
Less allowance for doubtful accounts	(161)	(64)	(97)
Total current assets	**143,769**	**131,417**	**12,351**
Fixed assets:			
Railway	1,548,292	1,539,246	9,045
Ferry	556	616	(59)
Other operations	60,445	53,869	6,576
Affiliated business	72,617	74,415	(1,797)
Construction in progress	61,251	57,817	3,433
Investments and advances:	**264,943**	**244,783**	**20,159**
Stocks of subsidiaries	122,987	122,829	158
Investments in securities	21,950	24,672	(2,721)
Long-term loans	32,882	14,964	17,918
Long-term prepaid expenses	4,316	4,611	(295)
Deferred tax assets	79,845	75,609	4,236
Other investments and advances	3,252	2,379	872
Less allowance for doubtful accounts	(291)	(282)	(8)
Total fixed assets	**2,008,106**	**1,970,748**	**37,357**
Total assets	**2,151,875**	**2,102,166**	**49,709**

March 31 (Figures less than ¥1 million have been omitted)

	Millions of yen		
	2007	2006	Change from the previous year
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term loans	117,139	128,567	(11,428)
Current portion of long-term debt	34,876	41,471	(6,595)
Current portion of long-term payables for acquisition of railway properties	36,530	36,139	391
Current portion of long-term accounts payable	319	19,600	(19,281)
Accounts payable	147,882	122,473	25,408
Accrued expenses	18,797	19,058	(260)
Accrued consumption tax	3,474	1,381	2,092
Accrued income tax	15,065	23,207	(8,142)
Railway deposits received	8,101	2,334	5,767
Deposits received	12,162	10,862	1,299
Prepaid railway fares received	30,463	30,455	8
Advances received	53,894	50,752	3,142
Advance payments received	371	344	26
Allowance for bonuses	26,505	26,987	(482)
Other current liabilities	47	36	10
Total current liabilities	**505,630**	**513,672**	**(8,041)**
Long-term liabilities:			
Bonds	249,981	220,000	29,981
Long-term debt	199,698	177,474	22,224
Long-term payables for acquisition of railway properties	427,372	463,857	(36,484)
Long-term accounts payables	2,292	2,612	(319)
Accrued retirement benefits	201,188	182,969	18,219
Allowance for antiseismic reinforcement measures	9,931	14,400	(4,468)
Allowance for environmental safety measures	7,426	7,543	(116)
Other long-term liabilities	15,032	17,407	(2,374)
Total long-term liabilities	**1,112,924**	**1,086,264**	**26,660**
Total liabilities	**1,618,555**	**1,599,936**	**18,618**
Shareholders' equity:			
Capital stock	---	**100,000**	---
Capital surplus	---	**55,000**	---
Additional paid-in capital	—	55,000	---
Retained earnings:	---	**337,633**	---
Legal reserve	—	11,327	---
Voluntary reserves:	---	248,982	---
Reserve for advanced depreciation on fixed assets	---	8,982	---
Other reserves	---	240,000	---
Unappropriated retained earnings	---	77,323	---
Evaluation differences on other securities	---	**9,596**	---
Total shareholders' equity	---	**502,229**	---
Total liabilities and shareholders' equity	---	**2,102,166**	---

(continued on page 26)

	Millions of yen		
	2007	2006	Change from the previous year
NET ASSETS		---	---
Shareholders' equity:	**525,316**	---	---
Common stock	**100,000**	---	---
Capital surplus:	**55,000**	---	---
Additional paid-in capital	55,000	---	---
Retained earnings:	**370,316**	---	---
Legal reserve	11,327	---	---
Other retained earnings:	358,989	---	---
Reserve for advanced depreciation on fixed assets	15,436	---	---
Other reserve	260,000	---	---
Earned surplus carried forward	83,553	---	---
Valuation and translation adjustments:	**8,003**	---	---
Valuation difference on available-for-sale securities	8,003	---	---
Total net assets	**533,320**	---	---
Total liabilities and net assets	**2,151,875**	---	---

2. Non-Consolidated Statements of Income

Years ended March 31 (Figures less than ¥1 million have been omitted)

	Millions of yen		
	2007	2006	Change from the previous year
Operating revenues	**865,810**	**851,280**	**14,529**
Transportation	765,893	756,506	9,387
Transportation incidentals	22,503	22,561	(57)
Other operations	18,229	17,720	509
Miscellaneous	59,183	54,492	4,690
Operating expenses	**756,844**	**742,302**	**14,541**
Personnel costs	272,509	276,194	(3,685)
Non-personnel costs	337,967	320,081	17,885
Energy costs	34,376	34,861	(484)
Maintenance costs	148,995	140,793	8,202
Miscellaneous costs	154,594	144,426	10,167
Rental payments, etc.	24,684	24,722	(37)
Taxes	28,149	28,735	(585)
Depreciation	93,533	92,568	964
Operating income	**108,966**	**108,978**	**(11)**
Non-operating revenues	5,507	5,218	288
Non-operating expenses	36,787	38,207	(1,420)
Recurring profit	**77,686**	**75,989**	1,697
Extraordinary profit	45,112	76,703	(31,591)
Extraordinary loss	47,003	95,635	(48,631)
Income before income taxes	**75,795**	**57,057**	**18,737**
Income taxes-current	33,640	39,327	(5,687)
Income taxes-deferred	(2,528)	(17,410)	14,881
Net income	**44,683**	**35,140**	**9,542**
Retained earnings carried forward from the previous period	---	48,182	---
Interim dividends	---	6,000	---
Unappropriated retained earnings	---	**77,323**	---

3. Non-Consolidated Statements of Shareholders' Equity

(Figures less than ¥1 million have been omitted)

	Millions of yen										
	Shareholders' equity									Valuation and translation adjustments	Total net assets
	Common stock	Capital surplus	Retained earnings					Total	Net unrealized holding gain on securities	
		Additional paid-in capital	Legal reserve	Other retained earnings			Total			
				Reserves for advanced depreciation on fixed assets	Other reserve	Earned surplus carried forward				
Balance at March 31, 2006	100,000	55,000	11,327	8,982	240,000	77,323	337,633	492,633	9,596	502,229
Change in year ended March 31, 2007										
Dividends from surplus						(12,000)	(12,000)	(12,000)		(12,000)
Net income						44,683	44,683	44,683		44,683
Provision of reserve for advanced depreciation on fixed assets (Fiscal 2005)				4,185		(4,185)				
Provision of reserve for advanced depreciation on fixed assets (Fiscal 2006)				4,512		(4,512)				
Reversal of reserve for advanced depreciation on fixed assets (Fiscal 2005)				(991)		991				
Reversal of reserve for advanced depreciation on fixed assets (Fiscal 2006)				(1,252)		1,252				
Other reserve					20,000	(20,000)				
Net increase/decrease during the term under review except in shareholders' equity									(1,592)	(1,592)
Total				6,453	20,000	6,229	32,683	32,683	(1,592)	31,090
Balance at March 31, 2007	100,000	55,000	11,327	15,436	260,000	83,553	370,316	525,316	8,003	533,320

Note: Fiscal 2005: Year ended March 31, 2006, Fiscal 2006: Year ended March 31, 2007

Passenger-Kilometers and Transportation Revenues

	Millions of Passenger-Kilometers				Billions of yen			
	Passenger-Kilometers				Transportation Revenues			
	Year ended March 31		Change		Year ended March 31		Change	
	2007	2006	Amount	%	**2007**	2006	Amount	%
Sanyo Shinkansen								
Commuter Passes	650	630	19	3.1	8.2	7.9	0.2	2.9
Non-Commuter Passes	14,514	14,218	295	2.1	320.4	315.8	4.6	1.5
Total	15,164	14,848	315	2.1	328.6	323.8	4.8	1.5
Conventional Lines								
Commuter Passes	22,922	22,708	213	0.9	142.6	140.8	1.7	1.3
Non-Commuter Passes	15,592	15,270	322	2.1	294.1	291.3	2.7	1.0
Total	38,514	37,979	535	1.4	436.8	432.2	4.5	1.1
Kyoto-Osaka-Kobe Area								
Commuter Passes	18,536	18,280	256	1.4	115.3	113.4	1.8	1.6
Non-Commuter Passes	10,265	9,992	273	2.7	187.1	184.0	3.0	1.6
Total	28,801	28,272	529	1.9	302.4	297.5	4.8	1.6
Other Lines								
Commuter Passes	4,385	4,428	(42)	(1.0)	27.3	27.4	(0.0)	(0.2)
Non-Commuter Passes	5,327	5,278	48	0.9	107.0	107.2	(0.2)	(0.2)
Total	9,712	9,706	5	0.1	134.3	134.7	(0.3)	(0.2)
Total								
Commuter Passes	23,572	23,339	232	1.0	150.8	148.8	2.0	1.4
Non-Commuter Passes	30,106	29,488	617	2.1	614.5	607.1	7.3	1.2
Total	53,678	52,828	850	1.6	765.4	756.0	9.4	1.2

Forecasts for Year ending March 31, 2008 (Consolidated Basis)

Years ending/ended March 31

	Forecast for 2008	2007	Change from the previous year	
	Billions of yen	Billions of yen	Billions of yen	%
Operating revenues	1,285.0	1,262.9	22.0	1.7
Operating expenses	1,155.8	1,127.5	28.2	2.5
Operating income	129.2	135.3	(6.1)	(4.5)
Non-operating revenues / expenses	(30.7)	(31.1)	0.4	(1.6)
Recurring profit	98.5	104.1	(5.6)	(5.4)
Extraordinary profit / loss	(1.7)	(3.2)	1.5	(48.2)
Income before income taxes and minority interests	96.8	100.8	(4.0)	(4.0)
Net income	54.8	56.7	(1.9)	(3.5)

Earnings Forecasts for Year ending March 31, 2008 by Segment (Consolidated Basis)

Years ending/ended March 31

		Forecast for 2008	2007	Change from the previous year	
		Billions of yen	Billions of yen	Billions of yen	%
Transportation	Operating revenues	867.6	864.9	2.6	0.3
	Operating income	90.1	97.2	(7.1)	(7.4)
Sales of goods and food services	Operating revenues	253.6	252.1	1.4	0.6
	Operating income	5.2	5.0	0.1	2.9
Real estate	Operating revenues	89.2	76.0	13.1	17.3
	Operating income	22.2	21.2	0.9	4.6
Others	Operating revenues	303.5	300.3	3.1	1.1
	Operating income	12.4	12.5	(0.1)	(0.9)

Forecasts for Year ending March 31, 2008 (Non-Consolidated Basis)

Years ending/ended March 31

	Forecast for 2008	2007	Change from the previous year	
	Billions of yen	Billions of yen	Billions of yen	%
Operating revenues	869.5	865.8	3.6	0.4
Transportation	772.0	765.8	6.1	0.8
Other businesses	97.5	99.9	(2.4)	(2.4)
Operating expenses	767.5	756.8	10.6	1.4
Operating income	102.0	108.9	(6.9)	(6.4)
Non-operating revenues/ expenses	(31.0)	(31.2)	0.2	(0.9)
Recurring profit	71.0	77.6	(6.6)	(8.6)
Extraordinary profit/ loss	0.0	(1.8)	1.8	
Income before income taxes	71.0	75.7	(4.7)	(6.3)
Net income	42.0	44.6	(2.6)	(6.0)

Other Detailed Data

Years ended March 31 (People, Billions of yen)

	2007		2006	
	Consolidated Basis	Non-Consolidated Basis	Consolidated Basis	Non-Consolidated Basis
Employees at the end of period [Includes staff seconded to other companies]	43,354 —	25,465 [28,768]	43,093 —	25,830 [29,493]
Retirement payment costs	¥61.7	¥57.4	¥59.0	¥54.3
Number of employees entitled to retirement payment	3,264	1,697	3,202	1,829
Maintenance costs	—	¥148.9	—	¥140.7
Depreciation and amortization	¥112.8	¥93.5	¥111.9	¥92.5
Financial expenses, net	¥(36.9)	¥(35.4)	¥(39.4)	¥(37.2)
Interest and dividend income	¥0.3	¥0.7	¥0.3	¥0.5
Interest expenses	¥(37.2)	¥(36.2)	¥(39.7)	¥(37.8)
Long-term debt and payables	¥986.7	¥951.0	¥1,024.9	¥961.1

Note: The number of employees on a consolidated and non-consolidated basis refers to regular staff only.

Years ended/ ending March 31

			2006	2007	Forecast for 2008
ROA	(consolidated)	%	5.7	5.7	5.3
ROE	(consolidated)	%	8.5	9.7	8.7
Operating revenues	(consolidated)	Billions of yen	1,240.0	1,262.9	1285.0
Transportation revenues	(non-consolidated)	Billions of yen	756.5	765.8	772.0

Capital expenditures	(consolidated)	Billions of yen	125.3	144.9	190.0
	(non-consolidated)	Billions of yen	106.3	117.2	160.0
Long-term debt and payables	(consolidated)	Billions of yen	1,024.9	986.7	972.0
	(non-consolidated)	Billions of yen	961.1	951.0	947.0

(Translation)

FILE NO. 82-34777

(Security Code 9021)
May 30, 2007

To the Shareholders:

NOTICE OF THE 20TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 20th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially requested to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please review the accompanying "Reference Document for the General Meeting of Shareholders" and sign and return to us by mail the enclosed voting form indicating your approval or disapproval of the propositions by June 21, 2007.

Yours very truly,

Masao Yamazaki
President and Representative Director

West Japan Railway Company
4-24, Shibata 2-chome,
Kita-ku, Osaka, Japan

Description

1. Date and hour of meeting:

   June 22 (Friday), 2007, at 10:00 a.m.

2. Place of meeting:

   RIHGA Royal Hotel
   3-68, Nakanoshima 5-chome, Kita-ku, Osaka, Japan

3. Matters forming the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, the consolidated financial statements and the financial statements for the 20th fiscal year (from April 1, 2006 to March 31, 2007).

   2. Report on the results of audit of the consolidated financial statements for the 20th fiscal year by the account auditors and the Board of Corporate Auditors.

   Matters to be resolved:

   Proposition No. 1: Appropriation of retained earnings

   Proposition No. 2: Election of two (2) Directors

   Proposition No. 3: Election of four (4) Corporate Auditors

   The business report, the consolidated financial statements, the financial statements and auditors' reports which shall be attached to the Notice of the General Meeting of Shareholders are as set forth in the "Documents Attached to the Notice of the 20th Ordinary General Meeting of Shareholders" attached herewith (from page 2 to page 51).

4. Information for exercising voting rights:

   (1) In attending the meeting, please present the enclosed voting form to a receptionist at the place of meeting.

   (2) Your voting rights can be exercised by proxy, who must be a shareholder (being one (1) person) of the Company entitled to vote at this General Meeting of Shareholders.

Propositions and Information

Proposition No. 1: Appropriation of retained earnings

It is our fundamental policy to put a high priority on continuing to pay dividends on a consistent basis, as well as increase its internal reserves in order to build up its healthy and stable management bases in the future.

By taking into consideration various factors, including the performance for the fiscal year under review and the future business development, management proposes to appropriate retained earnings for the fiscal year under review, as set forth below:

1. Matters concerning year-end dividends:

With regard to our concrete attitude towards dividend distribution, by taking into account the shareholders' equity in our capital composition and the state of long-term debt and payables, we plan to pay an annual dividend of ¥6,000 per share during the period through the fiscal year ending March 31, 2009, provided we can secure the sustained and constant growth of operating revenues.

With regard to dividends for the fiscal year under review, management paid an interim dividend of ¥3,000 per share in December 2006. As a year-end dividend, management proposes to pay a dividend of ¥3,000 per share.

(1) Kind of property to be distributed as dividends: Cash

(2) Matter concerning the allocation of the property to be distributed as dividends and the aggregate amount thereof:

¥3,000 per share of common stock of the Company

¥6,000,000,000 in the aggregate

(3) Date on which the distribution of retained earnings shall become effective: June 25, 2007

2. Other matters concerning the appropriation of retained earnings:

(1) Item of retained earnings to be increased and the amount thereof:

General reserve: ¥30,000,000,000

(2) Item of retained earnings to be decreased and the amount thereof:

Retained earnings carried forward: ¥30,000,000,000

Proposition No. 2: Election of two (2) Directors

The term of office of Directors Messrs. Toshifumi Shiba and Takeshi Kakiuchi will resign from the office of Directors at the close of this Ordinary General Meetings of Shareholders and it is hereby proposed that two (2) Directors be elected to fill the vacancy.

The candidates for Directors are as follows:

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
1.	Takayuki Sasaki (August 24, 1946)	April 1970	Joined Japanese National Railways	11 shares
		April 1987	General Manager, General Affairs Department, Kinki Area Operations Headquarters of the Company	
		June 1994	General Manager, Finance Department of the Company	
		June 1995	Director; General Manager, Finance Department of the Company	
		June 1997	Director; Deputy Senior General Manager, Railway Operations Headquarters; General Manager, Marketing Department, Railway Operations Headquarters; General Manager, Railway Regions Investigation Team, Railway Operations Headquarters of the Company	
		June 1999	Executive Officer; Deputy Senior General Manager of Railway Operations Headquarters; General Manager, Marketing Department, Railway Operations Headquarters of the Company	
		June 2000	Full-time Corporate Auditor of the Company	
		June 2002	President and Representative Director of West Japan Railway Daily Service Net Company (present post)	
2.	Koichi Inoue (October 27, 1953)	April 1976	Joined Japanese National Railways	22 shares
		April 1987	Deputy General Manager, Management Administration Department, Corporate Planning Headquarters of the Company	
		July 1998	On loan to West Japan Railway KIOSK Co., Ltd. (now, West Japan Railway Daily Service Net Company) as Managing Director	
		June 2002	Executive Officer; General Manager, Finance Department of the Company	
		June 2003	Executive Officer; General Manager, Personnel Department of the Company	

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
		June 2006	Senior Executive Officer; Deputy Senior General Manager, Railway Operations Headquarters; Senior General Manager, Marketing Division, Railway Operations Headquarters of the Company (present post)	

The candidates have no special interest in the Company.

Proposition No. 3: Election of four (4) Corporate Auditors

The term of office of the Corporate Auditors, four (4) in all, will expire at the close of this Ordinary General Meeting of Shareholders and it is hereby proposed that four (4) Corporate Auditors be elected.

The candidates for Corporate Auditors are as follows.

The Board of Corporate Auditors has consented to this proposition.

	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
1.	Noboru Koide (May 27, 1949)	April 1973	Joined Japanese National Railways	36 shares
		April 1987	Manager, Fund Planning Section, Finance Department of the Company	
		April 1996	General Manager, General Affairs Department of the Company	
		June 2000	Executive Officer; Deputy Senior General Manager, Tokyo Headquarters of the Company	
		June 2002	Executive Officer; General Manager, Fukuoka Branch Office of the Company	
		May 2005	Senior Executive Officer; Deputy Senior General Manager, Corporate Planning Headquarters of the Company	
		June 2005	Director and Senior Executive Officer; Deputy Senior General Manager, Corporate Planning Headquarters; Senior General Manager, Tokyo Headquarters of the Company	
		March 2006	Director and Senior Executive Officer; Senior General Manager, Supporting Headquarters for the Victims of the Derailment Accident on the Fukuchiyama Line of the Company	
		June 2006	Full-time Corporate Auditor of the Company (present post)	

	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
2.	Tsutomu Iwasaki (April 28, 1949)	April 1972	Joined the Ministry of Transport of Japan	14 shares
		July 1998	Director-General of Kinki District Transport Bureau of the Ministry	
		July 1999	Counselor, Cabinet Secretariat (and Director of Personnel Division, Prime Minister's Secretariat, Prime Minister's Office)	
		Jan. 2001	Deputy Vice-Minister for Policy Coordination, Minister's Secretariat, Ministry of Land, Infrastructure and Transport of Japan	
		July 2002	Retired from the Ministry	
		Aug. 2002	Director of the Japan Railway Construction Public Corporation	
		Oct. 2003	Executive Director of Japan Railway Construction, Transport and Technology Agency	
		July 2004	Full-time Corporate Auditor of the Company (present post)	
3.	Kazuo Yoshida (January 10, 1948)	April 1971	Joined the Ministry of Finance	9 shares
		June 1983	Assistant to Budget Examiner, Budget Bureau of the Ministry of Finance	
		July 1985	Assistant Professor of the Department of Economics, Osaka University	
		April 1987	Assistant Professor of the Department of Economics, Kyoto University	
		Aug. 1988	Professor of the Department of Economics, Kyoto University	
		April 1997	Professor of the Faculty of Economics, Graduate School of Kyoto University	
		June 2002	Corporate Auditor of the Company (present post)	
		April 2006	Dean of Business Administration Research, Graduate School of Kyoto University (present post)	
4.	Ikuo Uno (January 4, 1935)	March 1959	Joined Nippon Life Insurance Company	11 shares
		July 1986	Director	
		March 1989	Managing Director	
		March 1992	Senior Managing Director	
		March 1994	Vice President and Representative Director	
		April 1997	President and Representative Director	
		April 2005	Chairman and Representative Director (present post)	
		June 2005	Corporate Auditor of the Company (present post)	

	Name (Date of birth)	Brief history and other directorships (if any)	Number of shares of the Company held by Candidate
		(Other directorships) • Chairman and Representative Director of Nippon Life Insurance Company	

(Notes) 1. Candidate Mr. Ikuo Uno, as Chairman and Representative Director of Nippon Life Insurance Company, has business dealings with the Company.

2. Candidates Messrs. Tsutomu Iwasaki, Kazuo Yoshida and Ikuo Uno are candidates for external auditors as provided for in Article 2, paragraph 3, item 8 of the Regulations to Enforce the Corporation Law of Japan. Each of the candidates has currently assumed the office of Corporate Auditor of the Company and three years, five years and two years have elapsed, respectively, since they assumed office as such.

3. As described in the "brief history and other directorships" above, each of the candidates for external auditors has broad experience and expertise in management and other matters. Hence, we believe that they will be able to properly perform their duties as External Corporate Auditors of the Company and hereby propose their election.

4. While Candidates Messrs. Tsutomu Iwasaki and Kazuo Yoshida were serving as External Corporate Auditors of the Company, on April 25, 2005, the Company caused a grave accident between Tsukaguchi and Amagasaki on the Fukuchiyama Line, claiming the lives of 106 passengers and injuring more than 500 passengers.

   Each of the candidates, utilizing his broad experience and expertise in management and other matters, has expressed his opinions on a timely and appropriate basis and also confirmed the details of our efforts to prevent the occurrence of such any accident. Thus, they have properly performed their duties.

5. While Candidate Mr. Ikuo Uno was serving as Representative Director of Nippon Life Insurance Company, in May 2003, the company was issued a cease and desist order by the Fair Trade Commission and a business improvement order by the Financial Services Agency, with regard to representation in its cancer insurance brochures. In July 2006, it was also issued a business improvement order by the Financial Services Agency with regard to its administrative structure for the payment of insurance proceeds, etc.

   While Mr. Uno was serving as External Director of Matsushita Electric Industrial Co., Ltd., in September 2006, the company was issued a surcharge payment order by the Fair Trade Commission with regard to its marketing activities relating to traffic signal construction works. While he was serving as External Corporate Auditor of Odakyu Electric Railway Co., Ltd., in May through June 2005, the company filed with Tokyo Stock Exchange, Inc. a report on amendment to and remediation of its securities report and other documents with regard to disclosure of its shares registered in the names of individuals. While he was serving as External Corporate Auditor of Tohoku Electric Power Company, Incorporated, the company was found to have failed to file a report on an automatic shutdown of its atomic furnace and was issued an order for amendment to its safety and security manual by the Ministry of Economy, Trade and Industry in May 2007. A fact was also revealed that the company had been conducting a legally inadequate water intake at its hydraulic power plant and it was instructed to suspend water intake for any use other than power generation by the Ministry of Land, Infrastructure and Transport in March 2007. While he was serving as External Corporate Auditor of Sanki Engineering Co., Ltd., in February 2006, the general manager of the sales department of the company was issued a summary order by the Tokyo Summary Court on a charge of interference in competitive bidding with regard to construction works ordered by the Defense Facilities Administration Agency and in May 2006, the company was issued a business suspension order by the Ministry of Land, Infrastructure and Transport with regard to public works-related conduit works, etc. in a specified district for thirty days.

Mr. Uno, utilizing his broad experience and expertise in management and other matters, has expressed his opinions on a timely and appropriate basis and also confirmed the details of their efforts to prevent the occurrence of such any incident for the abovementioned companies for which he is serving concurrently as External Director and External Corporate Auditor. Thus, he has properly performed his duties.

-END-

(Translation)

FILE NO. 82-34777

June 22, 2007

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 20TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 20th Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Masao Yamazaki
President and Representative Director

West Japan Railway Company
4-24, Shibata 2-chome,
Kita-ku, Osaka, Japan

Description

Matters for reporting:

1. **Report on the business report, the consolidated financial statements and the financial statements for the 20th fiscal year (from April 1, 2006 to March 31, 2007).**

   The particulars of the above business report, consolidated financial statements and financial statements were reported to the meeting.

2. **Report on the results of audit of the consolidated financial statements for the 20th fiscal year by the account auditors and the Board of Corporate Auditors.**

   The particulars of the above results of audit were reported to the meeting.

Matters for resolution:

Proposition No. 1: Appropriation of retained earnings

The proposition was approved and adopted as proposed. The year-end dividends were determined to be ¥3,000 per share.

Proposition No. 2: Election of two (2) Directors

The proposition was approved and adopted as proposed. Messrs. Takayuki Sasaki and Koichi Inoue, 2 in all, were elected as Directors and assumed office, respectively.

Proposition No. 3: Election of four (4) Corporate Auditors

The proposition was approved and adopted as proposed. Messrs. Noboru Koide, Tsutomu Iwasaki, Kazuo Yoshida and Ikuo Uno, 4 in all, were elected as Corporate Auditors and assumed office, respectively.

Messrs. Tsutomu Iwasaki, Kazuo Yoshida and Ikuo Uno are external auditors as provided for in Article 2, item 16 of the Corporation Law of Japan.

- END -

Appendix

1. At the meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders, the following Representative Director and Director with specific title was appointed and assumed office:

   Vice President and Representative Director: Takayuki Sasaki

2. At the meeting of the Board of Corporate Auditors held after the close of the Ordinary General Meeting of Shareholders, Messrs. Noboru Koide and Tsutomu Iwasaki were appointed as Full-time Corporate Auditors and assumed office, respectively.

3. At the meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders, the following Executive Officers were elected and assumed office, respectively:

Vice President, Representative Director and Executive Officer:	Takayuki Sasaki
Director and Senior Managing Executive Officer:	Takashi Kondo
Director and Senior Executive Officer:	Koichi Inoue
Senior Executive Officer:	Akiyoshi Yamamoto
Executive Officer:	Yasuki Nishioka

	Hideyuki Miura
Executive Officer:	Yoshinori Tsujiko
Executive Officer:	

(Translation)

FILE NO. 82-34777

To the Shareholders:

JR-West's Business Report

DOCUMENTS ATTACHED TO
THE NOTICE OF THE 20TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

(from April 1, 2006 to March 31, 2007)

West Japan Railway Company

Contents

Dear Shareholders:

We should like to thank you, our shareholders, for your support to our business activities.

On April 25, 2005, the Company caused a grave accident between Tsukaguchi and Amagasaki on the Fukuchiyama Line, claiming the lives of 106 passengers and injuring more than 500 passengers.

We now again pray for all the victims of the accident and would like to express our sincerest apology to the bereaved family. We would also like to express our deepest sympathy and sincerest apology to the wounded passengers and wish them to recover as soon as possible.

We would like to express our sincerest apology to our customers, our shareholders and the residents of the affected area for causing great anxiety and trouble.

Currently, we have steadily implemented various measures to enhance safety. We have also set the "building of a corporate culture of placing first priority on safety" as our utmost management target and exerted our efforts to complete the target in accordance with our newly formulated "Corporate Philosophy" and "Safety Charter".

Never forgetting the accident and strongly keeping in mind that we are in charge of guarding the invaluable lives of many passengers, we will place top priority on safety at all times and exert our all-out efforts to provide safe and trustworthy transportation services.

Through these efforts, we will prove worthy of our shareholders' trust. We cordially seek the continued understanding and support of our shareholders.

May 2007

Masao Yamazaki
President and Representative Director

BUSINESS REPORT FOR THE 20TH FISCAL YEAR

For the period from April 1, 2006 to March 31, 2007

I. Matters concerning the situations of West Japan Railway Group (the "Group"):

1. Business trends and achievements:

(1) General developments and results of business activities

On April 25, 2005, the Company caused a very grave accident to occur between Tsukaguchi and Amagasaki on the Fukuchiyama Line and 106 lives were claimed and more than 500 passengers were injured. The Company has since continued its all-out efforts to respond to the bereaved and the victims, and engaged in holding memorial ceremonies commemorating the victims and debriefing sessions on the development of its "Safety Enhancement Plan", among other things.

With a resolve never to permit the occurrence of such any accident, the Company has formulated a "Corporate Philosophy", which shows the cause and value to pursue as a corporate entity, and a "Safety Charter", a practical action guideline for safety, and has exerted its efforts to ensure them to be fully understood and put into practice by all employees. Specifically, for the purpose of enhancement of safety, its greatest challenge, the Company has exerted its efforts to implement the "Safety Enhancement Plan" steadily both in its software and hardware infrastructures. The Company also has instituted a new "Railway Safety Management Manual" in accordance with the amended Railway Business Law of Japan, enforced in October 2006, to establish a safety management system. Furthermore, the Company revised its Group's medium-term management targets, instituted in March 2005, to set the "building of a corporate culture of placing top priority on safety" as its utmost management target and has since carried out various measures to complete the target.

In addition, the Company increased the number of external officers in June 2006 to further strengthen its functions to monitor and supervise the execution of business.

Thus, the Company has exerted its all-out efforts to promote the enhancement of safety steadily in the railway business, its core business, and in other businesses, implemented various measures by exploiting their respective characteristics and made effective use of its assets.

As a result of these efforts, on a consolidated basis, operating revenues for the fiscal year under review amounted to ¥1,262.9 billion, up 1.8% from the previous fiscal year, while operating income amounted to ¥135.3 billion, up 0.1%. Recurring profit and net income (after income taxes) totaled ¥104.1 billion, up 1.9%, and ¥56.7 billion, up 22.1%, respectively.

(2) Individual developments and results of business activities by segment

<Transportation business>

In the railway operations, the Company has implemented the Safety Enhancement Plan and other measures intensively to establish a corporate culture that places top priority on safety. To be specific, the Company has continued to hold "safety meetings" at which its officers can exchange opinions with its employees in the field to make them strictly aware of placing top priority on safety, and analyzed the particulars of "accident origins" and "worrisome events" reported by the employees in the field. In addition, for more expedient execution of capital investments necessary for its safety measures, the Company has revised authority concerning safety-related investments. Furthermore, the Company has improved its system for effective safety education by upgrading simulators for the training of crewmen and computer-aided instruction (CAI) for station operating personnel and conducted general train-accident drills to enhance its capabilities to respond to the occurrence of any accident, including the rescue of passengers and cooperation with the police and other relevant authorities. With regard to hardware infrastructures, the Company has improved its ATS-SW systems to control excessive speed at points and crossings, installed additional ATS-P systems on its rail tracks, accelerated quake-proof reinforcement works of the columns of its elevated bridges and built additional anemometers to be alert to strong winds and additional train proximity warning devices to prevent trackmen from being hit by trains, among other things. Furthermore, in response to the proposals of the "Safety Advisory Committee" consisting of third-party experts, the Company has taken necessary measures, including the establishment of a "Safety Research Center" specialized in safety-related research and development in June 2006. The Company also publicized an "interim report" on the proposals of the committee and the implementation and examination thereof.

With regard to transportation, the Company has applied its operation control systems in broader areas for the purpose of providing more stable transport based on safety. As to the conventional railway lines, in October 2006, the Company extended the new Rapid train services to the Tsuruga station following the completion of the construction for through services of the Hokuriku and Kosei Lines and in March 2007, revised timetables, including the opening of the "Sakura-Shukugawa station". As to the Sanyo Shinkansen Line services, the number of passengers has increased steadily since the Company raised the frequency of "Nozomi" trains that run directly for Tokyo from Hakata and Hiroshima upon the revision of the timetable in March 2006. Hence, the Company ran more special trains to further enhance convenience. The Company has incurred losses in natural calamities: in July 2006, the Company was forced to suspend operations on the Geibi Line and the Sanko Line due to a heavy rain and in November 2006, a train on the Tsuyama Line was derailed by fallen rocks.

With regard to marketing activities, the Company has made its "Express Reservations" service, which enables its users to make and change reservations for the Shinkansen with ease via PCs and cell phones, available for the whole Tokaido and Sanyo Shinkansen Lines and proactively spread basic information on the Shinkansen services, including the frequency, required time and prices, to promote the utilization of its services. With regard to "J-WEST Cards" necessary for the "Express Reservations" service, the Company has exerted its efforts to increase the number of card members through PR activities as to the privileges of membership. Furthermore, the Company has engaged in sales promotion of the "DISCOVER WEST Campaigns" jointly with the relevant local areas, travel agencies and other JR companies to create tourist demand. The Company has also launched a travel product "Club DISCOVER WEST" targeting people fifty years old and above to incite tourist demand.

With regard to passenger services, the Company has exerted its efforts to make its railway system more passenger-friendly by adding more "Green Ticket Vending Machines", installing elevators, escalators and other barrier-free equipment, and making the "Lost Property Administration System", which allows quick inquires of lost property but have been available only in the Keihanshin area (which covers the cities of Kyoto, Osaka and Kobe as well as the surrounding metropolitan areas), available in the Okayama, Hiroshima and Fukuoka areas as well. The Company has also installed automatic external defibrillators (AEDs) at one major station after another and given first-aid training to its station staff and others.

With regard to technological development, the Company has placed emphasis on ensuring safety and enhancing services and focused its efforts on developing GPS-mounted train proximity warning devices, which are backup systems to prevent accidents caused by human errors, as well as passenger guidance systems for use of its station staff to improve their customer services.

With regard to environmental matters, the Company has, in compliance with law, promoted environment management in cooperation with its group companies and engaged aggressively in reducing adverse impacts of its railway business on the environment, including the introduction of energy-saving railcars and the reduction of waste products. The Company has also issued an environment report.

With regard to ferry services, the Company has exerted its efforts to establish a safety management system in accordance with its "Marine Safety Management Manual" for the purpose of safe and trustworthy operations.

With regard to bus business, the Group has equipped its vehicles with extra safety devices and gave more intensive education and training to its employees to establish a safer transportation system. In addition, while competition in the highway bus services is intensifying, the Group has exerted its efforts to offer products to meet various customer needs by leveraging its marketing capabilities by the full-fledged provision of its Internet reservation service "Highway Bus Net" and commencing the services of its ultrahigh-capacity buses "Youth Mega-Dream Express".

As a result, operating revenues from the transportation business amounted to ¥864.9 billion, up 1.7% from the previous fiscal year and operating income amounted to ¥97.2 billion, down 0.8%.

<Sales of goods and food services>

The Group has continued to implement the "NexStation Plan" to create convenient and attractive stations and opened new self-service kiosks and mini-size convenience stores "Daily-in". The Group has also endeavored to develop original products and revitalize its existing shops and stores. Additionally, the Group has opened a "Dessert Terrace", a collection of famous dessert shops, in the Osaka station to expand the business of sales of goods and food services on its station premises. "JR Kyoto Isetan" has remodeled its sales floors according to seasons and introduced a fuller line of original products to increase profits.

As a result, operating revenues from the sales of goods and food services amounted to ¥252.1 billion, up 3.2% from the previous fiscal year and operating income amounted to ¥5.0 billion, down 15.2%.

<Real estate business>

In line with the opening of the elevated station house over the tracks of the Okayama station, the Group has opened a shopping center called "SUN STATION TERRACE OKAYAMA" facing the passage connecting the east and west of the station. The Group has also opened a "JR Kanazawa Station NK Building" with a large shopping center as its tenant in front of the Kanazawa station. Thus, the Group has promoted development of its station premises and surrounding properties. It also has aggressively promoted sales of condominium apartments on its former vacant lots of residence for its employees to make more effective use of its assets. Furthermore, in connection with the plan for the renovation of the Osaka station and the development of a New North Building, the Group has commenced construction of the New North Building to carry out the plan steadily.

The Group's three station building companies in Hyogo Prefecture were consolidated in July 2006 to respond swiftly and properly to changes in the environment, including intensifying competition and diversifying needs of life.

As a result, operating revenues from the real estate business amounted to ¥76.0 billion, up 0.4% from the previous fiscal year and operating income amounted to ¥21.2 billion, up 3.5%.

<Other businesses>

As to the travel agency business, we have focused our strenuous efforts on marketing activities by having a fuller line, and promoting sales via the Internet, of products of " Red Balloon Centennial" launched on the momentum of the centennial of establishment of Nippon Travel Agency Co., Ltd. As to the hotel business, we have exerted our efforts on sales promotional activities by refurbishing banquet halls and guest rooms and launching various events in the food and beverage divisions.

As a result, operating revenues from other businesses in the aggregate amounted to ¥300.3 billion, up 7.2% from the previous fiscal year and operating income amounted to ¥12.5 billion, up 9.2%.

2. Capital expenditure

During the fiscal year under review, the Group made capital investments by placing the full weight of its effort on enhancing safety, including measures to control excessive speed on points and crossings and dead-end lines and the installation of additional ATS-P systems on its rail tracks. The Group also made investments to improve services and profitability and build up its transportation infrastructures, among other things.

The investments totaled ¥183.4 billion.

A. Major projects completed during the fiscal year under review are as follows:

- Construction to install ATS systems (measures to control excessive speed on points and crossings and dead-end lines).
- Construction to elevate the tracks between Bishoen and Sugimoto-cho on the Hanwa Line.
- Construction to extend the operation control system for the JR Kyoto and JR Kobe Lines.
- Construction to build a new station ("Sakura-Shukugawa" on the JR Kobe Line).
- Construction to improve transportation of the Hokuriku Main Line and the Kosei Line (for through service).
- Construction to build new rolling stock (conventional railway lines: 205 railcars).
- Development of the site for the east exit of the Kanazawa station.

B. Major projects under construction as of the end of the fiscal year under review are as follows:

- Extended construction to install ATS-P systems on the relevant lines.
- Construction to install additional anemometers.
- Construction to elevate the tracks near the Himeji station on the JR Kobe Line and near the Nara station on the Yamatoji Line.
- Construction to build new stations (two on the JR Kyoto Line, one on the JR Kobe Line and one on the Sanyo Main Line).
- Construction to renovate the Osaka station of the JR Kyoto and JR Kobe Lines and to develop the new North Building.
- Construction to renovate the Okayama station of the Sanyo Main Line.
- Construction to renovate the station premises of the Tennoji station and the Shin-Imamiya station.
- Construction to introduce automatic ticket gate and ICOCA card systems in the Okayama and Hiroshima areas.
- Construction of access facilities accompanying the construction to build the Osaka Outer Loop Line.
- Construction to improve transportation of the Sagano Line (construction of a double line between Kyoto and Sonobe).
- Construction to build new rolling stock (Shinkansen N700 series: 192 railcars,

conventional railway lines: 204 railcars).

3. Fund-raising

The Group borrowed ¥29.9 billion in domestic straight bonds and ¥57.1 billion in long-term debt, which were used for debt redemption and capital expenditure.

4. Future challenges

On April 25, 2005, the Company caused a very grave accident to occur between Tsukaguchi and Amagasaki on the Fukuchiyama Line and consequently, seriously eroded the confidence of its customers and the society which it had been building up.

We will continue to exert our company-wide efforts to respond to any victims by listening to their opinions and requests in all sincerity.

We will fully cooperate with the Aircraft and Railway Accidents Investigation Commission of the Ministry of Land, Infrastructure and Transport to investigate the causes of the accident, and when the commission produces any report on its investigation, deal with it with all sincerity and respond properly.

We understand that it is the first and foremost for management to place top priority on safety at all times and restore the confidence of our customers and the society and that we must build up a firm foundation for the Group as a whole to persistently develop in the future while offering useful services to the society and increasing profitability, based on the provision of safe, trustworthy high-quality transportation services.

With this basic understanding, we will make all employees strictly aware of, and materialize, our newly instituted "Corporate Philosophy" and "Safety Charter", and will more strenuously concentrate our efforts on enhancing safety and restoring confidence to cause "no accident to produce casualties among our customers" and "no serious labor accident to our employees" as declared in our Group's medium-term management targets. On the momentum of our 20th anniversary of incorporation, we will seek to define a new vision for the next era and effect reforms of our mind-set and business operations in general.

With regard to the railway business, based on the steady implementation of the "Safety Enhancement Plan" and with the understanding that it is our primary role to "build a corporate culture of placing top priority on safety", we will continue to improve our safety facilities and equipment, including ATS systems. Simultaneously, to make "basic actions", which we believe are important to ensure safety, take in root among all employees, we will implement measures with the aim of becoming the "The Only-One Corporate Group that Rigorously Performs Safety Checks by Pointing and Call". Furthermore, by utilizing our "Railway Safety Education Center" newly established never to forget the accident and to seriously ponder its gravity in the future, we will provide more intensive safety education and training and further focus our efforts on measures to enhance safety. In addition, in accordance with the "Railway Safety Management Manual" instituted in 2006, we will conduct safety audits to find out and solve serious problems, in an effort to establish a safety management system.

Furthermore, in July 2007, to formulate a unilateral planning and operating system for the Shinkansen railway business, we will establish a new "Shinkansen Supervising Department" under the Railway Operations Headquarters, as well as a new "Shinkansen Management Division" with the functions of a branch for the Shinkansen-related field.

With regard to transportation and marketing activities, under the circumstances where competition is intensifying, we will continue our efforts to provide safe and trustworthy high-quality transportation services to passengers based on the timetables of our conventional railway lines revised in March 2007 and the timetable of our Sanyo Shinkansen Line to be revised in July 2007 upon the launch of N700 series railcars. We also will continue our "DISCOVER WEST Campaigns" and for the new promotion of our travel product "Club DISCOVER WEST" targeting people fifty years old and above, promote projects focused on "Kyoto" in cooperation with all relevant parties in the local community. Furthermore, we will establish a "Customer Service Department" under the Marketing Division to raise the level of services in general, including front-desk services of our employees, stations and train equipment. Simultaneously, we will increase the number of "Green Ticket Vending Machines", promote education and training of our employees for the enhancement of their salesmanship capabilities and, in collaboration with local authorities, continue to install barrier-free facilities, in an effort to create "customer-friendly stations". In addition, we will endeavor to further promote the use of our "Express Reservations" service, introduce our "ICOCA" in the Okayama and Hiroshima areas and renovate our website "JR *Odekake* Net" that provides various information on the Company, in an effort to upgrade our information technology that may help improve our customer services.

With regard to sales of goods and food services and real estate business, to create more attractive stations and earn the confidence of consumers, we will promote our development projects, renovate the hotel and department store in the Kyoto Station Building on the momentum of the 10th anniversary of its opening and otherwise expand the business on our station premises and surrounding properties. With regard to the project to renovate the Osaka station and develop a New North Building, we will steadily promote the construction of the New North Building, which commenced in October 2006, and develop the condition for the expansion of our ACTY Osaka Building. In addition, to enhance the convenience of our customers who may use our "ICOCA", we will continue our aggressive efforts to increase member stores of electronic money and promote alliances with other companies. Furthermore, to strengthen the strategy formulating functions of our whole development business, we will reorganize the Corporate Resource Development Headquarters into a Business Development Headquarters to put forth greater efforts to develop various projects.

With regard to our corporate social responsibility (CSR), while recognizing anew the importance thereof, we will further carry out our CSR with the CSR Promotion Committee acting as a central figure, and also endeavor to establish proper administration in our whole business activities, among other things, with our Compliance Committee and Risk Management Committee acting as central figures. In addition, we will further improve our internal control functions while taking into account our attitude towards the systems of evaluations and audits of internal control over financial reporting, which will become effective as from the year commencing on April 1, 2008.

We cordially seek the continued understanding and support of our shareholders.

5. Assets and profits for the most recent three fiscal years

Item	17th April 1, 2003 - Mar. 31, 2004	18th April 1, 2004 - Mar. 31, 2005	19th April 1, 2005 - Mar. 31, 2006	20th (current year) April 1, 2006 - Mar. 31, 2007
Operating revenues (billion yen)	1,215.7	1,220.8	1,240.0	1,262.9
Recurring profit (billion yen)	85.8	95.9	102.1	104.1
Net income (billion yen)	47.0	58.9	46.5	56.7
Net income per share (yen)	23,423	29,462	23,281	28,415
Total assets (billion yen)	2,410.3	2,364.3	2,355.9	2,401.6
Net assets (billion yen)	479.7	524.3	564.2	637.8

6. State of major subsidiaries, etc.

(1) State of major subsidiaries:

Name	Paid-in capital (million yen)	Equity ownership by the Company (%)	Main business
West Japan Railway Hotel Development Limited	18,000	100.0	Hotels
West Japan Railway Isetan Limited	6,000	66.7	Department store
Kyoto Station Building Development Co., Ltd.	6,000	61.4 (61.9)	Real estate leasing
Nippon Travel Agency Co., Ltd.	4,000	79.8	Travel agency
Chugoku JR Bus Company	2,840	100.0	Bus services
West Japan Railway Daily Service Net Company	2,300	91.5	Retail sales
West Japan JR Bus Company	2,110	100.0	Bus services
Osaka Terminal Building Company	2,000	57.4	Real estate leasing
Tennoji Terminal Building Co., Ltd.	1,800	61.7	Real estate leasing
JR-West Japan Real Estate & Development Company	620	100.0	Real estate leasing
Japan Railway West Trading Company	200	67.0 (100.0)	Wholesales
JR West Japan Communications Company	200	65.0 (100.0)	Advertising services

Name	Paid-in capital (million yen)	Equity ownership by the Company (%)	Main business
WEST JAPAN RAILWAY TECHNOS CORPORATION	161	62.7	Maintenance for railcar facilities
West Japan Electric System Co., Ltd.	81	51.5	Railway-related electric facilities

(Note) The percentages in the parentheses represent the Company's equity ownership including shares held indirectly through the subsidiaries of the Company.

(2) State of major affiliated companies:

Name	Paid-in capital (million yen)	Equity ownership by the Company (%)	Main business
Kansai Rapid Railway Co., Ltd.	75,280	23.9 (24.1)	Railway services
Daitetsu Kogyo Co., Ltd.	1,232	36.9	Construction
Kosei Construction Co., Ltd.	780	20.3	Construction

(Note) The percentages in the parentheses represent the Company's equity ownership including shares held indirectly through the subsidiaries of the Company.

7. Major businesses and offices

The major businesses the Group engages in and the offices therefor are as follows:

(1) Transportation business

In addition to the railway services, the Group engages in bus services and other services.

- The Company (Kita-ku, Osaka-City)
- Chugoku JR Bus Company (Minami-ku, Hiroshima-City)
- West Japan JR Bus Company (Konohana-ku, Osaka-City)

The outline of the railway services is as follows:

Offices	Route length			Number of stations	Number of rolling stock
	Shinkansen	Conventional railway lines	Total		
	km	km	km		
Kanazawa Branch		(28.0) 637.0	(28.0) 637.0	163	606
Kyoto Branch	-	314.0	314.0	98	563
Osaka Branch	-	403.3	403.3	149	1,414
Wakayama Branch		282.5	282.5	86	72
Kobe Branch	112.4	236.7	349.1	77	1,793
Fukuchiyama Branch		331.7	331.7	71	163
Okayama Branch	157.8	601.0	758.8	153	406
Yonago Branch		605.7	605.7	154	254
Hiroshima Branch	287.6	959.3	1,246.9	255	645
Fukuoka Branch	86.2	8.5	94.7	3	809
Total	644.0	(28.0) 4,379.7	(28.0) 5,023.7	1,209	6,725

(Note) The kilometers in the parentheses are shown separately for the Category III railway services (Nanao Line (between Wakura-Onsen and Anamizu)). The conventional railway lines of Osaka Branch include 19.4 kilometers of the Category II railway services (Kansai-Airport Line (between Rinku-Town and Kansai-Airport) and JR Tozai Line (between Kyobashi and Amagasaki)). The other lines are all for the Category I railway services.

Category I railway services: Transportation services provided by using its own railway tracks.

Category II railway services: Transportation services provided by leasing railway tracks from other operators

Category III railway services: Possession of railway tracks that are used by other operators for transportation services

(2) Sales of goods and food services

The Group engages in department store business in the Kyoto Station Building and sales of goods and food services in major stations.

- West Japan Railway Isetan Limited (Shimogyo-ku, Kyoto-City)
- West Japan Railway Daily Service Net Company (Kita-ku, Osaka-City)
- Japan Railway West Trading Company (Suita-City, Osaka-Prefecture)

(3) Real estate business

The Group engages in sales and lease of real estate by use of its own real estate and operations of shopping centers.

- Kyoto Station Building Development Co., Ltd. (Shimogyo-ku, Kyoto-City)
- Osaka Terminal Building Company (Kita-ku, Osaka-City)
- Tennoji Terminal Building Co., Ltd. (Tennoji-ku, Osaka-City)
- JR-West Japan Real Estate & Development Company (Amagasaki-City, Hyogo-Prefecture)

(4) Other businesses

The Group engages in hotel and advertising businesses by use of its own properties, travel agency business that has highly synergistic effects with its transportation services and various construction and engineering works.

- West Japan Railway Hotel Development Limited (Shimogyo-ku, Kyoto-City)
- Nippon Travel Agency Co., Ltd. (Minato-ku, Tokyo)
- JR West Japan Communications Company (Kita-ku, Osaka-City)
- WEST JAPAN RAILWAY TECHNOS CORPORATION (Amagasaki-City, Hyogo-Prefecture)
- West Japan Electric System Co., Ltd. (Yodogawa-ku, Osaka-City)

8. State of employees

Classification by business segment	Number of employees (increase or decrease compared with the end of the previous fiscal year)
Transportation business	26,390 (-318)
Sales of goods and food services	2,081 (+27)
Real estates business	763 (-15)
Other businesses	14,120 (+567)
Total	43,354 (+261)

(Note): The number of employees represents the number of those actually at work in the respective segments.

9. Major lenders

Lender	Debt payable (billion yen)
Development Bank of Japan	81.1
Mizuho Corporate Bank, Ltd.	35.3
Sumitomo Mitsui Banking Corporation	34.0
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	33.6
The Sumitomo Trust and Banking Company, Limited	13.0
Nippon Life Insurance Company	12.3
Resona Bank, Limited	11.8

II. Matters concerning shares:

1. Total number of issuable shares: 8,000,000 shares

2. Total number of issued shares: 2,000,000 shares

3. Number of shareholders: 157,340 persons

4. Major shareholders:

Name	Number of shares (shares)	Ratio of total issued shares (%)
Japan Trustee Services Bank, Ltd. (Trust Unit)	97,267	4.86
The Master Trust Bank of Japan, Ltd. (Trust Unit)	72,835	3.64
Mizuho Corporate Bank, Ltd.	69,000	3.45
Sumitomo Mitsui Banking Corporation	64,000	3.20
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	63,000	3.15
Japan Trustee Services Bank, Ltd. (Trust Unit 4)	41,106	2.06
JR-West Employee Stock-Sharing Plan	39,880	1.99
Nippon Life Insurance Company	35,000	1.75
State Street Bank and Trust Company 505103	33,729	1.69
The Sumitomo Trust and Banking Company, Limited	32,000	1.60

(Note) As of March 31, 2007, no shareholder had shares in the number representing one-tenth or more of the total number of issued shares of the Company.

III. Matters concerning corporate officers:

1. Names of officers, etc.:

Title	Name	Position
Chairman	Noritaka Kurauchi	Advisor of Sumitomo Electric Industries, Ltd.
Director	Yoshio Tateishi	Chairman and Representative Director of Omron Corporation
Director	Akio Nomura	Chairman and Representative Director of Osaka Gas Co., Ltd. and Chairman of the Osaka Chamber of Commerce and Industry
Director	Satoru Sone	Professor of Engineering Department, Kogakuin University
Director	Tadashi Ishikawa	Representative Partner of Oh-Ebashi LPC & Partners
President and Representative Director	Masao Yamazaki	
Executive Vice President and Representative Director	Kazuaki Maruo	Provides general assistance to President. In charge of Railway Operations Headquarters and Safety Research Institute, for safety enhancement.
Executive Vice President and Representative Director	Toshifumi Shiba	Provides general assistance to President. In charge of Corporate Communication Department, Inquiry & Auditing Department, Finance Department and Tokyo Headquarters.
Director	Ryuichiro Tsuchiya	In charge of Supporting Headquarters for the Victims of the Derailment Accident on the Fukuchiyama Line of the Company, Deliberation Department of the Derailment Accident on the Fukuchiyama Line and General Affairs Department.

Title	Name	Position
Director	Takashi Kondo	In charge of Construction Department and Corporate Resource Development Headquarters.
Director	Seishi Manabe	In charge of Corporate Planning Headquarters and Personnel Department.
Director	Naoki Nishikawa	In charge of Safety Promotion Department, Railway Operations Headquarters, for safety enhancement.
Director	Takeshi Kakiuchi	In charge of any mission specified by President.
Full-time Corporate Auditor	Noboru Koide	
Full-time Corporate Auditor	Tsutomu Iwasaki	
Corporate Auditor	Kazuo Yoshida	Dean of Business Administration Research, Graduate School of Kyoto University
Corporate Auditor	Ikuo Uno	Chairman and Representative Director of Nippon Life Insurance Company

(Notes) 1. Chairman Noritaka Kurauchi, Directors Yoshio Tateishi, Akio Nomura, Satoru Sone and Tadashi Ishikawa are external directors as provided for in Article 2, item 15 of the Corporation Law of Japan.

2. Full-time Corporate Auditor Tsutomu Iwasaki, Corporate Auditors Kazuo Yoshida and Ikuo Uno are external auditors as provided for in Article 2, item 16 of the Corporation Law of Japan.

(2) Total amount of remuneration, etc. for officers

Classification	Number	Amount
Director	14	¥328 million
Corporate Auditor	5	¥73 million
Total	19	¥401 million

(Note) The total amount of remuneration, etc. for the external officers for the fiscal year under review was ¥88 million.

3. Matters concerning external officers

(1) State of the external officers' concurrent holding of offices of executive officers for other companies

External Director Mr. Yoshio Tateishi, acting as Chairman and Representative Director of OMRON Corporation, and External Director Mr. Akio Nomura, acting as Chairman and Representative Director of Osaka Gas Co., Ltd., have business dealings with the Company, respectively. External Corporate Auditor Mr. Ikuo Uno, acting as Chairman and Representative Director of Nippon Life Insurance Company, has business dealings with the Company.

External Director Mr. Noritaka Kurauchi has assumed the office of external director of Nippon Sheet Glass Co., Ltd.; External Director Mr. Yoshio Tateishi has assumed the office of external director of Dainippon Screen MFG. Co., Ltd.; and External Director Mr. Tadashi Ishikawa has assumed the office of external corporate auditor of Takeda Pharmaceutical Company Limited. External Corporate Auditor Mr. Ikuo Uno has assumed the office of external director of Matsushita Electric Industrial Co., Ltd. and Fuji Kyuko Co., Ltd., as well as the office of external corporate auditor of Odakyu Electric Railway Co., Ltd., Tanabe Seiyaku Co., Ltd., Tohoku Electric Power Company, Incorporated and Sumitomo Mitsui Financial Group, Inc.

(2) Major activities of the external officers during the fiscal year under review

During the fiscal year under review, the Board of Directors held 12 sessions, which were attended by 80% of the External Directors and 80% of the External Corporate Auditors, respectively, on average. With their wide experience and expertise in management, they have expressed their opinions on matters concerning the managerial issues of the Company on a timely and adequate manner.

During the fiscal year under review, the Board of Corporate Auditors held 14 sessions, which were attended by 90% of the External Corporate Auditors on average. With their wide experience and expertise in management, they have expressed their opinions on matters concerning the execution by the Corporate Auditors of their duties on a timely and adequate manner.

IV. Matters concerning account auditors:

(1) Name of the account auditors:

Ernst & Young ShinNihon

(2) Amount of remuneration, etc. to the account auditors:

(i) Amount of remuneration, etc. payable for the fiscal year under review: ¥106 million

(ii) Total amount of money and other proprietary benefits payable by the Company and its subsidiaries: ¥219 million

(Notes) 1. The amount of remuneration payable to the account auditors for their audits under the Corporation Law of Japan and the amount of remuneration payable for their audits under the Securities and Exchange Law of Japan are not specifically separated in the audit contract between the Company and Ernst & Young ShinNihon and cannot be separated practically. Hence, such amounts are stated collectively.

2. The Company has entrusted Ernst & Young ShinNihon with, and paid remuneration for, advisory services on the establishment and execution of internal control over financial reporting, which services are not covered by Article 2, paragraph 1 of the Certified Public Accountant Law of Japan.

(3) Policy on determination of dismissal and non-reappointment:

In the event that the account auditors are considered to fall under any of the items of Article 340, paragraph 1 of the Corporation Law of Japan or otherwise it is considered necessary by the Company, the Company shall determine to dismiss or not to reappoint the account auditors.

V. Systems to secure the properness of business activities:

The matters concerning the establishment of the systems to secure the execution by the Directors of their duties to comply with laws or ordinances and the Articles of Incorporation and other systems to secure the properness of business activities of the Company are described below:

1. Systems to secure the execution by the Directors and employees of their duties to comply with laws or ordinances and the Articles of Incorporation

The Board of Directors of the Company shall meet once every month, in principle, to deliberate on important matters for management, report the development of execution of business on a timely and appropriate manner and monitor the execution by the Directors of their duties mutually. In addition, to ensure the transparency and fairness of corporate management, the Company has invited officers with excellent management prowess and broad knowledge from outside of the Company to give various guidance and proposals on management of the Company and conduct audits from objective perspectives since its incorporation. As from June 2006, the Company shall make a clear distinction between Directors to execute business (concurrently serving as Executive Officers) and Directors to engage exclusively in monitoring and supervision and increase the number of external Directors, appoint the "Chairman", who shall act as chairman of the Board of Directors, from among the external Directors and improve the system of distributing information to the external Directors to strengthen its functions of monitoring and supervision of corporate management.

With regard to compliance with law, the "Compliance Committee", with the President acting as chairman, shall, in accordance with the "Corporate Philosophy" instituted in April 2006, deliberate on and determine the formulation of annual policies on compliance and the establishment of internal systems and rules therefor, keep track of risks and devise necessary measures therefor, promote various training and educational campaigns, and examine and evaluate the schemes for ensuring compliance. In addition, the Company shall familiarize all officers and employees with the "Code of Ethics for Employees" and the "Ethics Office" as consultative office to further ensure compliance with law and corporate ethics. With regard to the execution by the Directors and employees of their duties, the Company shall ensure transparency thereof by devising schemes that may allow checking functions, including a system of circulating requests for managerial decision, as well as various committees from time to time, and make the Inquiry & Auditing Department, responsible internal audits, audit business of the Company in general from the perspectives of compliance with laws or ordinances and regulations.

Furthermore, for the purpose of the establishment of systems to evaluate and audit internal control over financial reporting, the Company shall institute a "Team to Promote Evaluation of Internal Control over Financial Reporting" to promote the establishment of internal control to ensure credibility of financial reporting, the documentation thereof and the evaluation and reporting of the effectiveness thereof.

Through these measures, the Company shall endeavor to improve its systems to ensure compliance with law or otherwise in its business operations in general.

2. Systems concerning storage and management of information on the execution by the Directors of their duties

Pursuant to the document management manuals of the Company, information on the execution by the Directors of their duties shall be prepared, stored and managed properly by the respective sections in charge thereof and shall be made available for inspection by the Directors and Corporate Auditors at all times whenever necessary.

3. Regulations concerning management of exposure to the risk of loss and other systems

Taking seriously that on April 25, 2005, it caused a very grave accident to occur between Tsukaguchi and Amagasaki on the Fukuchiyama Line in which 106 lives were claimed and more than 500 passengers were injured, and with a resolve never to permit the occurrence of such any accident, the Company shall implement measures both in its software and hardware infrastructures in accordance with its "Safety Enhancement Plan" submitted to the Minister of Land, Infrastructure and Transport on May 31, 2005, and also improve and strengthen its safety measures by establishing a "Safety Advisory Committee" and a "President's Special Aide". In addition, with the understanding that the steady implementation of the plan will be the way to restore the confidence of our customers and the society, the Company shall exert its all-out efforts to ensure its newly formulated "Corporate Philosophy" and "Safety Charter" to be fully understood by all employees and put the plan into practice company-wide. Furthermore, the Company shall build a stronger safety management system based on its "Railway Safety Management Manual" instituted in accordance with the amended Railway Business Law of Japan, enforced in October 2006. Additionally, the "Risk Management Committee" with the President acting as chairman shall keep track of risks and critical factors that may have material effects on management of the Company, prepare manuals and deliberate on and determine important policies to respond thereto, prepare to establish a rapid initial response system and implement appropriate measures in the event of any serious crisis, and examine and evaluate the risk management schemes and systems.

Through these efforts, the Company shall build up a system for appropriate risk management in its business activities in general.

4. Systems to secure efficient execution by the Directors of their duties

The Directors in charge of their respective sections shall, based on the general business plan determined by the Board of Directors at the beginning of each fiscal year, execute their duties properly with regard to the measures of the respective sections in accordance with the authority and decision-making rules under the Company's regulations of its organization and execution of business.

The Company has established an Executive Committee consisting of the Representative Directors and Executive Officers of the Company to deliberate on fundamental matters for execution of business, and also introduced a system of executive officers to delegate authorities to the Executive Officers, whereby ensuring stronger functions to supervise the Board of Directors and speedier execution of their duties.

5. Systems to secure the properness of business activities of the corporate group

At its "Compliance Committee" and "Risk Management Committee", the Company shall determine policies on compliance and risk management of the whole Group, and each group company shall take measures to establish committees and regulations, whereby formulating a system for strong compliance and appropriate risk management of the whole Group. In addition, at its "Ethics Office", the Company shall respond to consultations concerning any group company, whereby ensuring strict corporate ethics of the whole Group.

With regard to important managerial matters of the group companies, the Company shall establish a system to allow them to consult with the Company in advance, and the Company shall make its officers assume the offices of directors and corporate auditors of its important group companies to ensure legitimate and effective management of the Group. Furthermore, for the purpose of its internal audits, the Company shall, whenever necessary, determine if laws or ordinances and regulations concerning execution of business of the group companies are observed.

With regard to the "evaluation of internal control over financial reporting", the Company shall promote its group-wide efforts as the business on a consolidated basis is subjected to such evaluation.

6. Matters concerning the employees to assist the Corporate Auditors to execute their duties and their independence from the Directors

The Company has appointed its employees as the Corporate Auditors' staff to engage exclusively in assisting the Corporate Auditors and they shall execute their duties under the orders and instructions of the Corporate Auditors.

The Company shall make their personnel changes and evaluations by taking into consideration the opinions of the Corporate Auditors.

7. System for reports by Directors and employees to the Corporate Auditors and other systems for reporting to the Corporate Auditors

The Directors, Executive Officers and employees shall give to the Corporate Auditors or the Board of Corporate Auditors reports promptly upon the occurrence of any grave accident, any act in violation of any law or ordinance or the Articles of Incorporation or any event that may cause material damage to the Company, as well as reports on the state of performance of internal audits, the particulars of information provided with the "Ethics Office", the particulars of the measures taken by the President's Special Aide, the details of business and problems of each section and such other matters as requested by the Corporate Auditors or the Board of Corporate Auditors from time to time and on a regular basis.

8. Other systems to ensure effective audits by the Corporate Auditors

The Directors of the Company shall formulate systems necessary for the Corporate Auditors to expediently perform audits, including those to allow the Corporate Auditors to attend important meetings, inspect decision documents, cooperate with its internal audit section and account auditors and exchange opinions with the Representative Directors.

In addition, the sections responsible for the business offices of the Company shall coordinate and cooperate with each other to allow the Corporate Auditors to visit the offices to perform effective and efficient audits.

CONSOLIDATED BALANCE SHEET

(As of March 31, 2007)

ASSETS	(million yen)
Current assets:	226,100
Cash and deposits	57,814
Trade notes and accounts receivable	19,069
Railway fares receivable	22,667
Accounts receivable	51,605
Inventories	19,379
Deferred tax assets	18,679
Other current assets	37,281
Less allowance for doubtful accounts	(397)
Fixed assets:	2,175,484
Tangible fixed assets:	1,973,146
Buildings and structures	967,045
Machinery, equipment and transport equipment	254,147
Land	658,519
Construction in progress	66,296
Other tangible fixed assets	27,138
Intangible fixed assets:	22,197
Investments and other assets:	180,139
Investment in securities	64,847
Deferred tax assets	92,698
Other investments and other assets	23,253
Less allowance for doubtful accounts	(660)
Deferred assets	82
TOTAL ASSETS	2,401,667

(Note) Figures are indicated by discarding fractions of one million yen.

LIABILITIES

Current liabilities:	528,757
Trade notes and accounts payable	50,272
Short-term borrowings	13,137
Current portion of long-term debt	49,352
Current portion of long-term payables to the acquisition of railway properties	36,530
Current portion of long-term payables	31
Accounts payable	124,567
Accrued consumption taxes	5,312
Accrued income tax	21,713
Railway deposits received	7,764
Deposits	66,601
Prepaid railway fares received	30,507
Advances received	56,475
Deferred tax liabilities	198
Allowance for bonuses	34,348
Other current liabilities	31,942
Long-term liabilities:	1,235,060
Bonds	249,981
Long-term debt	223,211
Long-term payables to the acquisition of railway properties	427,372
Long-term payables	316
Deferred tax liabilities	113
Retirement allowances for employees	219,693
Allowance for quake-proof reinforcement measures	9,931
Allowance for environment and safety measures	7,426
Negative goodwill	238
Other long-term liabilities	96,773
TOTAL LIABILITIES	1,763,817

NET ASSETS

Shareholders' equity	598,331
Common stock	100,000
Capital surplus	55,000
Retained earnings	443,658
Treasury stock	(327)
Evaluation and exchange differences, etc.	9,212
Evaluation difference on other securities	8,864
Deferred hedge income (loss)	348
Minority interests	30,305
TOTAL NET ASSETS	637,849
TOTAL LIABILITIES AND NET ASSETS	2,401,667

(Note) Figures are indicated by discarding fractions of one million yen.

CONSOLIDATED STATEMENT OF INCOME

(For the period from April 1, 2006 to March 31, 2007)

(million yen)

Operating revenues		1,262,935
Operating expenses		
Transportation and other services and cost of sales	919,294	
Selling, general and administrative expenses	208,299	1,127,593
Operating income		135,341
Non-operating income		
Interest and dividend income	331	
Equity in earnings of affiliates	1,016	
Other income	5,769	7,117
Non-operating expenses		
Interest expenses	37,298	
Other expenses	1,006	38,304
Recurring profit		104,154
Extraordinary profits:		
Proceeds from construction contract	31,714	
Gain on sale of fixed assets	9,993	
Others	5,621	47,328
Extraordinary expenses:		
Loss on reduction entry of proceeds from construction	31,076	
Others	19,534	50,610
Income before income tax		100,872
Corporation, inhabitant and enterprise taxes		44,320
Income taxes - deferred		(2,816)
Minority interests		2,576
Net income		56,791

(Note) Figures are indicated by discarding fractions of one million yen.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.

(For the period from April 1, 2006 to March 31, 2007)

(million yen)

	Shareholders' equity					Evaluation and exchange differences, etc.				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Evaluation difference on other securities	Deferred hedge income	Total evaluation and exchange differences, etc.	Minority interests	Total net assets
Balance as of March 31, 2006	100,000	55,000	398,910	(327)	553,583	10,670	-	10,670	27,769	592,023
Changes during the year:										
Distribution of surplus			(12,000)		(12,000)					(12,000)
Net income			56,791		56,791					56,791
Decrease due to the merger of consolidated subsidiaries			(43)		(43)					(43)
Changes in items other than shareholders' equity during the year (net)						(1,806)	348	(1,458)	2,536	1,078
Total changes during the year			44,748		44,748	(1,806)	348	(1,458)	2,536	45,826
Balance as of March 31, 2007	100,000	55,000	443,658	(327)	598,331	8,864	348	9,212	30,305	637,849

(Note) Figures are indicated by discarding fractions of one million yen.

Notes to Consolidated Financial Statements

(For the period from April 1, 2006 to March 31, 2007)

(Note) Figures are indicated by discarding fractions of one million yen.

I. Notes on important information constituting the basis of preparation of consolidated financial statements

1. Matters concerning the scope of consolidation

(1) Number of consolidated subsidiaries: 67

The consolidated subsidiaries of the Company are: West Japan Railway Hotel Development Limited, West Japan Railway Isetan Limited, Kyoto Station Building Development Co., Ltd., Nippon Travel Agency Co., Ltd., Chugoku JR Bus Company, West Japan Railway Daily Service Net Company, West Japan JR Bus Company, Osaka Terminal Building Company, Tennoji Terminal Building Co., Ltd., JR-West Japan Real Estate & Development Company, Japan Railway West Trading Company, JR West Japan Communications Company, WEST JAPAN RAILWAY TECHNOS CORPORATION, West Japan Electric System Co., Ltd. and 53 others.

As of July 1, 2006, Akashi Station Center Co., Ltd. and Ashiya Station Building Co., Ltd. were merged into Kobe Station Development Co., Ltd., a surviving company, whose name has been changed to Kobe SC Development Co., Ltd.

(2) The Company has 82 non-consolidated subsidiaries, including Osaka Energy Service Co., Ltd. These companies are excluded from the scope of consolidation, because their aggregate amounts of total assets, net sales, net income or loss (equal to the equity share) and retained earnings (equal to the equity share) do not have a significant effect on the consolidated financial statements.

2. Matters concerning the application of the equity method

(1) The Company has no non-consolidated subsidiary subject to the equity method.

(2) The equity method is applied to the investments in four affiliated companies: Kansai Rapid Railway Co., Ltd., Daitetsu Kogyo Co., Ltd., Kosei Construction Co., Ltd., and Railway Information Systems Co., Ltd.

(3) These 82 non-consolidated subsidiaries and 14 affiliated companies, including Nara Hotel Co., Ltd. are excluded from the scope of the application of the equity method, because their aggregate amounts of net income or loss (equal to the equity share) and retained earnings (equal to the equity share) do not have a significant effect on the consolidated financial statements.

3. Matters concerning the fiscal years of the consolidated subsidiaries

The date of the closing of accounts of Nippon Travel Agency Co., Ltd. is December 31 of each year and its financial statements as of the date of the closing of accounts are used for the purpose of preparing the consolidated financial statements. Significant transactions up to the date of the closing of consolidated accounts are adequately adjusted for the purpose of consolidation. The date of the closing of accounts of any other consolidated subsidiary is March 31 of each year, which corresponds to the date of the closing of consolidated accounts.

The fiscal year of Daitetsu Kogyo Co., Ltd., an equity-method affiliated company, was changed. Consequently, its fiscal year ended March 31, 2007 was 13 months, covering the period from March 1, 2006 to March 31, 2007.

4. Matters concerning the accounting standards

(1) Basis and method of valuation of important assets:

(i) Marketable securities:

Other marketable securities:

Those with market value:	At market value, determined by market prices, etc. as of the close of the fiscal year (Revaluation differences are all transferred directly to net assets. Selling costs are determined principally by the moving average method.)
Those without market value:	At cost, determined principally by the moving average method

(ii) Inventories:

Goods:	At cost, determined principally by the retail inventory method and the latest purchase cost method
Real estate for sale:	At cost, determined by the identified cost method
Work in process:	At cost, determined principally by the identified cost method
Materials and supplies:	At cost, determined principally by the moving average method

(2) Method of depreciation of important depreciable assets:

(i) Tangible fixed assets:

Tangible fixed assets are depreciated principally by the declining balance method; provided, however, that the replacement cost method is applicable to replacement assets for railway services.

(ii) Intangible fixed assets:

Intangible fixed assets are depreciated by the straight-line method. Software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

(iii) Long-term prepaid expenses:

Long-term prepaid expenses are written off in equal amounts.

(3) Method of treatment of deferred assets:

Bond issuing expenses are all treated as expenses upon payment thereof.

Development expenses of the consolidated subsidiaries are amortized regularly over their respective effective periods.

(4) Basis for accounting for important allowances and accrued liabilities:

(i) Allowance for doubtful accounts:

To meet losses from loan default, the Group sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific claims, such as probable non-performing credits.

(ii) Allowance for bonuses:

To meet the payment of bonuses to employees, the Group sets aside an estimated amount of bonuses to be paid for each current fiscal year.

(iii) Retirement allowances for employees:

To meet the payment of retirement benefits to employees, the Group provides an amount, based on estimated retirement benefit obligations and pension plan assets as of the close of each current fiscal year.

The difference of ¥321,242 million upon the change of accounting standards for employee retirement benefits is treated as expenses, and is amortized principally on a straight-line basis for a period of 10 years.

Actuarial differences are treated principally as expenses from the fiscal year next following the fiscal year when such differences occur, and are amortized principally on a straight-line basis for a specific period of years (principally, 10 years) not exceeding the average remaining years of service of employees when such differences occur.

Prior service cost is amortized as an extraordinary expense in a lump sum in the fiscal year the Group incurs such cost.

(iv) Allowance for quake-proof reinforcement measures

To meet the payment for expenses, including removal and restoration costs, relating to quake-proof reinforcement works of the columns of its elevated bridges of the Shinkansen Line, the Group provides an amount of expenses reasonably estimated at the close of each current fiscal year.

The quake-proof reinforcement works are planned to be completed no later than the fiscal year ending March 31, 2009, by taking into consideration that the columns of the elevated bridges of the Joetsu Shinkansen Line were damaged by the Niigata Chuetsu Earthquake that took place on October 23, 2004.

No amount of expenses that cannot reasonably be estimated at present is provided.

(v) Allowance for environment and safety measures

To meet the payment for expenses of disposal of PCB and other wastes, the Group provides an amount of expenses reasonably estimated at the close of each current fiscal year. The estimated amount is calculated based on the unit cost publicized by Japan Environment Safety Co., Ltd. (JESCO). No amount of expenses of disposal that cannot reasonably be estimated at present is provided.

(5) Accounting treatment of proceeds from construction contract

For the purpose of construction to elevate railway tracks and other works for its railway operations, the Company receives from local municipal entities contributions to pay for part of such construction. An amount equivalent to such contributions is deducted directly from acquisition costs of the fixed assets so acquired upon the completion of such construction.

In the consolidated statement of income, the Group accounts for such contributions received for construction as an extraordinary profit and such amount directly deducted from acquisition costs of the fixed assets, as a loss on reduction entry of proceeds from construction, as an extraordinary expense.

(6) Accounting treatment of consumption taxes:

Consumption taxes are excluded from each account subject to such taxes.

5. Matters concerning the valuation of assets and liabilities of consolidated subsidiaries:

Assets and liabilities of the consolidated subsidiaries are valuated based on the overall market value method.

6. Matters concerning the amortization of goodwill and negative goodwill:

Goodwill and negative goodwill are amortized equally over five years.

7. Changes in the important matters forming the basis of preparation of consolidated financial statements:

(1) Accounting Standard for Presentation of Net Assets in the Balance Sheet:

As from the fiscal year under review, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (the Accounting Standards Board of Japan ("ASBJ") Corporate Accounting Standard No.5, December 9, 2005) and the "Implementation Guidance on the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Corporate Accounting Standard Implementation Guidance No.8, December 9, 2005) are applicable.

The amount equivalent to the previous total shareholders' equity is ¥607,195 million.

(2) Accounting Standard for Financial Instruments:

As from the fiscal year under review, the "Accounting Standard for Financial Instruments" (ASBJ Corporate Accounting Standard No.10, amended on August 11, 2006) is applicable. Consequently, ¥18 million of bond discount that accrued upon the issuance of the 12th Bonds (on July 28, 2006) and the 13th Bonds (on February 19, 2007) was deducted directly from the amount of the Bonds.

(3) Accounting Standard for Business Combinations:

As from the fiscal year under review, the "Accounting Standard for Business Combinations" (the Business Accounting Council, October 31, 2003) and the "Implementation Guidance on the Accounting Standard for Business Combinations and the Accounting Standard for Divestitures, Etc." (ASBJ Corporate Accounting Standard Implementation Guidance No.10, amended on December 22, 2006) are applicable.

(4) Accounting Treatment of Deferred Assets:

As from the fiscal year under review, the "Interim Measures for Accounting Treatment of Deferred Assets" (ASBJ Practical Measures Report No.19, August 11, 2006) is applicable.

II. Notes to consolidated balance sheet, etc.

1. Assets pledged

Assets pledged:

Deposits	¥230 million
Buildings and structures	¥21,674 million
Land	¥190 million
Investment in securities	¥269 million
Total	¥22,364 million

Secured liabilities:

Long-term debt	¥6,460 million
Current portion of long-term debt	¥650 million
Other current liabilities	¥2,103 million
Total	¥9,213 million

In addition, pursuant to Article 7 of the Supplementary Provisions to the Law to Amend Part of the Law Concerning Passenger Railway Companies and the Japan Freight Railway Company (2001 Law No. 61) of Japan, the entire property of the Company is subject to statutory preferential rights for the security of all bonds (¥175,000 million).

2. Accumulated depreciation of tangible fixed assets: ¥2,563,530 million

3. Accumulated contributions for construction directly deducted from acquisition costs of fixed assets: ¥501,302 million

4. Particulars of guarantee obligations:

(million yen)

Guarantee	Guarantee amount	Details of guaranteed obligations
Osaka Soto-Kanjo Railway Co., Ltd.	5,000	Commitment to guarantee for loans from financial institutions
Nichiryo Service Co., Ltd.	399	Guarantee for sale of JR tickets on consignment
Nichiryo-OMC Co., Ltd.	238	Guarantee for payment for air fares
Others (5 companies)	381	
Total	6,020	

5. Matters concerning the train accident on the Fukuchiyama Line:

Expenses resulting from the train accident on the Fukuchiyama Line, including compensation, are anticipated. However, it is difficult to reasonably estimate the amount thereof at present.

III. Notes to consolidated statement of changes in shareholders' equity, etc.

1. Matters concerning the class and number of shares issued and outstanding

Class	Number of shares as of March 31, 2006 (shares)	Increase in the number of shares during the year	Decrease in the number of shares during the year	Number of shares as of March 31, 2007 (shares)
Shares of common stock	2,000,000	-		2,000,000

2. Matters concerning the class and number of shares of treasury stock

Class	Number of shares as of March 31, 2006 (shares)	Increase in the number of shares during the year	Decrease in the number of shares during the year	Number of shares as of March 31, 2007 (shares)
Shares of common stock	885	-	-	885

3. Matters concerning dividends

(1) Amount of dividends paid

Resolution	Class of shares	Total amount of dividends (million yen)	Amount of dividend per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 23, 2006	Shares of common stock	6,000	3,000	March 31, 2006	June 26, 2006
Meeting of the Board of Directors held on October 31, 2006	Shares of common stock	6,000	3,000	September 30, 2006	December 8, 2006

(2) Dividends the record date for which falls during the fiscal year under review but the effective date for which falls during the next fiscal year

Resolution	Class of shares	Total amount of dividends (million yen)	Source of dividends	Amount of dividend per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders to be held on June 22, 2007	Shares of common stock	6,000	Retained earnings	3,000	March 31, 2007	June 25, 2007

IV. Notes to information per share

1. Net assets per share: ¥303,906.52

2. Net income per share: ¥28,415.07

BALANCE SHEET
(As of March 31, 2007)

ASSETS (million yen)

Current assets:	143,769
Cash and deposits	39,536
Railway fares receivable	26,298
Accounts receivable	24,634
Accrued income	4,076
Short-term loans	18,404
Materials and supplies	6,217
Prepaid expenses	1,805
Deferred tax assets	13,907
Other current assets	9,049
Less allowance for doubtful accounts	(161)
Fixed assets:	2,008,106
Fixed assets for railway operations	1,548,292
Fixed assets for ferry services	556
Fixed assets for related businesses	60,445
Other relevant fixed assets	72,617
Construction in progress	61,251
Investments and other assets	264,943
Stocks of affiliates	122,987
Investment in securities	21,950
Long-term loans receivable	32,882
Long-term prepaid expenses	4,316
Deferred tax assets	79,845
Other investments and advances	3,252
Less allowance for doubtful accounts	(291)
TOTAL ASSETS	2,151,875

(Note) Figures are indicated by discarding fractions of one million yen.

LIABILITIES

Current liabilities:	505,630
Short-term borrowings	117,139
Current portion of long-term debt	34,876
Current portion of long-term payables for acquisition of railway properties	36,530
Current portion of long-term payables	319
Other accounts payable	147,882
Accrued expenses	18,797
Accrued consumption taxes	3,474
Accrued income tax	15,065
Railway deposits received	8,101
Deposits	12,162
Prepaid railway fares received	30,463
Advances received	53,894
Prepaid income received	371
Allowance for bonuses	26,505
Other current liabilities	47
Long-term liabilities:	1,112,924
Bonds	249,981
Long-term debt	199,698
Long-term payables for acquisition of railway properties	427,372
Other long-term payables	2,292
Retirement allowances for employees	201,188
Allowance for quake-proof reinforcement measures	9,931
Allowance for environment and safety measures	7,426
Other long-term liabilities	15,032
TOTAL LIABILITIES	1,618,555
NET ASSETS	
Shareholders' equity	525,316
Common stock:	100,000
Capital surplus:	55,000
Capital reserve	55,000
Retained earnings:	370,316
Retained earnings reserve	11,327
Other retained earnings	358,989
Reserve for advanced depreciation of fixed assets	15,436
General reserve	260,000
Retained earnings carried forward	83,553
Evaluation and exchange differences, etc.:	8,003
Evaluation difference on other securities	8,003
TOTAL NET ASSETS	533,320
TOTAL LIABILITIES AND NET ASSETS	2,151,875

(Note) Figures are indicated by discarding fractions of one million yen.

STATEMENT OF INCOME

(For the period from April 1, 2006 to March 31, 2007)

(million yen)

Railway operations		
Operating revenues	847,176	
Operating expenses	749,958	
Operating income		97,218
Ferry services		
Operating revenues	403	
Operating expenses	544	
Operating loss		141
Related businesses		
Operating revenues	18,229	
Operating expenses	6,341	
Operating income		11,888
Operating income		108,966
Non-operating income		
Interest and dividend income	782	
Other income	4,725	5,507
Non-operating expenses		
Interest expenses	36,208	
Other expenses	578	36,787
Recurring profit		77,686
Extraordinary profits:		
Proceeds from construction contract	31,714	
Gain on sale of fixed assets	9,578	
Others	3,819	45,112
Extraordinary expenses:		
Loss on reduction entry of proceeds from construction	31,076	
Others	15,926	47,003
Income before income tax		75,795
Corporation, inhabitant and enterprise taxes		33,640
Income taxes - deferred		(2,528)
Net income		44,683

(Note) Figures are indicated by discarding fractions of one million yen.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.

(from April 1, 2006 to March 31, 2007)

(million yen)

	Shareholders' equity								Evaluation and exchange differences, etc.	
		Capital surplus	Retained earnings							
				Other earned surplus						
	Capital stock	Capital reserve	Retained earnings reserve	Reserve for advanced depreciation of fixed assets	General reserve	Retained earnings carried forward	Total retained earnings	Total shareholders' equity	Evaluation differences on other securities	Total net assets
Balance as of March 31, 2006	100,000	55,000	11,327	8,982	240,000	77,323	337,633	492,633	9,596	502,229
Changes during the year										
Distribution of surplus						(12,000)	(12,000)	(12,000)		(12,000)
Net income						44,683	44,683	44,683		44,683
Transfer to reserve for advanced depreciation of fixed assets (previous year)				4,185		(4,185)				
Transfer to reserve for advanced depreciation of fixed assets (current year)				4,512		(4,512)				
Reversal of reserve for advanced depreciation of fixed assets (previous year)				(991)		991				
Reversal of reserve for advanced depreciation of fixed assets (current year)				(1,252)		1,252				
Transfer to general reserve					20,000	(20,000)				
Changes in items other than shareholders' equity during the year (net)									(1,592)	(1,592)
Total changes during the year	-	-	-	6,453	20,000	6,229	32,683	32,683	(1,592)	31,090
Balance as of March 31, 2007	10,000	55,000	11,327	15,436	260,000	83,553	370,316	525,316	8,003	533,320

(Note) Figures are indicated by discarding fractions of one million yen.

Notes to Non-Consolidated Financial Statements

(From April 1, 2006 to March 31, 2007)

(Note) Figures are indicated by discarding fractions of one million yen.

I. Notes on the matters concerning significant accounting policies:

1. Basis and method of valuation of assets:

(1) Basis and method of valuation of marketable securities:

1) Stocks of subsidiaries and affiliates: At cost, determined by the moving average method

2) Other marketable securities:

Those with market value: At market value, determined by market prices, etc. as of the close of the fiscal year (Revaluation differences are all transferred directly to net assets. Selling costs are determined by the moving average method.)

Those without market value: At cost, determined by the moving average method

(2) Basis and method of evaluation of inventories:

Materials and supplies: At cost, determined by the moving average method

2. Method of depreciation of fixed assets:

(i) Tangible fixed assets:

Declining balance method; provided, however, that the replacement cost method is applicable to replacement assets for railway services.

(ii) Intangible fixed assets:

Intangible fixed assets are depreciated by the straight-line method. Software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

(iii) Long-term prepaid expenses:

Long-term prepaid expenses are written off in equal amounts.

3. Method of treatment of deferred assets:

Bond issuing expenses are all treated as expenses upon payment thereof.

4. Basis for accounting for allowances and accrued liabilities:

(1) Allowance for doubtful accounts:

To meet losses from loan default, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific claims, such as probable non-performing credits.

(2) Allowance for bonuses:

To meet the payment of bonuses to employees, the Company sets aside an estimated amount of bonuses to be paid for each current fiscal year.

(3) Retirement allowances for employees:

To meet the payment of retirement benefits to employees, the Company provides an amount, based on estimated retirement benefit obligations as of the close of each current fiscal year.

The difference of ¥301,642 million upon the change of accounting standards for employee retirement benefits is treated as expenses, and is amortized on a straight-line basis for a period of 10 years.

Actuarial differences are treated as expenses from the fiscal year next following the fiscal year when such differences occur, and are amortized on a straight-line basis for a specific period of years (10 years) not exceeding the average remaining years of service of employees when such differences occur.

Prior service cost is amortized as an extraordinary expense in a lump sum in the fiscal year the Company incurs such cost.

(4) Allowance for quake-proof reinforcement measures

To meet the payment for expenses, including removal and restoration costs, relating to quake-proof reinforcement works of the columns of its elevated bridges of the Shinkansen Line, the Company provides an amount of expenses reasonably estimated at the close of each current fiscal year.

The quake-proof reinforcement works are planned to be completed no later than the fiscal year ending March 31, 2009, by taking into consideration that the columns of the elevated bridges of the Joetsu Shinkansen Line were damaged by the Niigata Chuetsu Earthquake that took place on October 23, 2004.

No amount of expenses that cannot reasonably be estimated at present is provided.

(5) Allowance for environment and safety measures

To meet the payment for expenses of disposal of PCB and other wastes, the Company provides an amount of expenses reasonably estimated at the close of each current fiscal year. The estimated amount is calculated based on the unit cost publicized by Japan Environment Safety Co., Ltd. (JESCO). No amount of expenses of disposal that cannot reasonably be estimated at present is provided.

5. Accounting treatment of lease transactions:

With regard to the treatment of finance lease transactions other than those in which ownership of leased property is considered to be transferred to borrowers, the method for regular lease transactions applies similarly.

6. Accounting treatment of proceeds from construction contract:

For the purpose of construction to elevate railway tracks and other works for its railway operations, the Company receives from local municipal entities contributions to pay for part of such construction. An amount equivalent to such contributions is deducted directly from acquisition costs of the fixed assets so acquired upon the completion of such construction.

In the consolidated statement of income, the Company accounts for such contributions received for construction as an extraordinary profit and such amount directly deducted from acquisition costs of the fixed assets, as a loss on reduction entry of proceeds from construction, as an extraordinary expense.

7. Accounting treatment of consumption taxes:

Consumption taxes are excluded from each account subject to such taxes.

8. Changes in the important matters forming the basis of preparation of financial statements:

(1) Accounting Standard for Presentation of Net Assets in the Balance Sheet:

As from the fiscal year under review, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (the Accounting Standards Board of Japan ("ASBJ") Corporate Accounting Standard No.5, December 9, 2005) and the "Implementation Guidance on the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Corporate Accounting Standard Implementation Guidance No.8, December 9, 2005) are applicable.

The amount equivalent to the previous total shareholders' equity is ¥533,320 million.

(2) Accounting Standard for Financial Instruments:

As from the fiscal year under review, the "Accounting Standard for Financial Instruments" (ASBJ Corporate Accounting Standard No.10, amended on August 11,

2006) is applicable. Consequently, ¥18 million of bond discount that accrued upon the issuance of the 12th Bonds (on July 28, 2006) and the 13th Bonds (on February 19, 2007) was deducted directly from the amount of the Bonds.

II. Notes to balance sheet, etc.

1. Assets pledged

Pursuant to Article 7 of the Supplementary Provisions to the Law to Amend Part of the Law Concerning Passenger Railway Companies and the Japan Freight Railway Company (2001 Law No. 61) of Japan, the entire property of the Company is subject to statutory preferential rights for the security of all bonds (¥175,000 million).

2. Accumulated depreciation of tangible fixed assets: ¥2,360,472 million

3. Accumulated contributions for construction directly deducted from acquisition costs of fixed assets: ¥501,302 million

4. Total amount of fixed assets by item:

Tangible fixed assets	¥1,664,951 million
Land	¥641,828 million
Buildings	¥114,899 million
Structures	¥648,774 million
Rolling stock	¥174,081 million
Others	¥85,368 million
Intangible fixed assets	¥16,959 million

5. Guarantees of loans:

(million yen)

Guarantee	Guarantee amount	Details of guaranteed obligations
Kyoto Station Building Development Co., Ltd.	16,186	Commitment to guarantee for loans from financial institutions
Osaka Soto-Kanjo Railway Co., Ltd.	5,000	
Hotel Granvia Okayama Co., Ltd.	2,264	Guarantee for loans from financial institutions
JR West Japan Hotel Development, Co., Ltd. and 4 other companies	78	Guarantee for the balance of prepaid cards issued
Total	23,529	

6. Long-term receivables from affiliates: ¥33,045 million

7. Short-term receivables from affiliates: ¥30,343 million

8. Long-term payables to affiliates: ¥4,521 million

9. Short-term payables to affiliates: ¥225,682 million

10. Matters concerning the train accident on the Fukuchiyama Line:

Expenses resulting from the train accident on the Fukuchiyama Line, including compensation, are anticipated. However, it is difficult to reasonably estimate the amount thereof at present.

III. Notes to statement of income

1. Operating revenues: ¥865,810 million

2. Operating expenses:

Delivery expenses and cost of sales:		¥558,053 million
	Railway operations	¥557,637 million
	Ferry services	¥397 million
	Related businesses	¥18 million
Selling, general and administrative expenses:		¥77,107 million
	Railway operations	¥73,521 million
	Ferry services	¥47 million
	Related businesses	¥3,538 million
General tax:		¥28,149 million
Depreciation expenses:		¥93,533 million

3. Transactions with affiliates:

Operating revenues:	¥34,669 million
Operating expenses:	¥180,008 million
Transactions other than ordinary business:	¥115,055 million

4. Loss on impairment of fixed assets:

For the purpose of calculation of loss on impairment of fixed assets, the Company groups together the fixed assets of the railway operations, ferry services, sales of goods and food services and other businesses, whose incomes and expenses are accounted for constantly, by such business category, and groups together the fixed assets of real estate business, assets determined for abolition and idle assets separately. Accordingly, as a result of a decline in land prices, the book value of the fixed assets determined for abolition was decreased to a recoverable value and the decreased amount was reported as "others" (¥242 million) under "extraordinary expenses".

Fixed assets determined for abolition

Lots of residence for the employees owned by the Company in Hiroshima City: ¥242 million

The recoverable value of the asset group was measured by the net sales value and calculated based on the appraised value of land facing a thoroughfare for tax assessment purposes.

IV. Notes to tax effect accounting

1. Principal details of deferred tax assets

Allowance for bonuses	¥10,784 million
Accrued social insurance contributions	¥1,384 million
Accrued enterprise taxes	¥1,363 million
Retirement allowance for employees	¥81,863 million
Allowance for quake-proof reinforcement measures	¥4,041 million
Allowance for environment and safety measures	¥3,021 million
Others	¥12,473 million
Subtotal of deferred tax assets	¥114,933 million
Valuation reserve	(¥5,099 million)
Total deferred tax assets	¥109,833 million

2. Principal details of deferred tax liabilities

Evaluation difference on other securities	(¥5,491 million)
Reserve for advanced depreciation of fixed assets	(¥10,590 million)
Total deferred tax liabilities	(¥16,081 million)

3. Deferred tax assets – net ¥93,752 million

V. Notes to fixed assets used on lease

In addition to the fixed assets listed in the balance sheet, part of office equipment is used pursuant to finance lease agreements in which ownership of leased property shall not be transferred to the Company:

1. Amount equivalent to the acquisition prices of leased property at the end of the fiscal year under review: ¥2,069 million
2. Amount equivalent to the accumulated depreciation of leased property at the end of the fiscal year under review: ¥1,426 million
3. Amount equivalent to the balance of unearned rent of leased property at the end of the fiscal year under review: ¥643 million

VI. Note to information per share

1. Net assets per share: ¥266,660.13
2. Net income per share: ¥22,341.69

INDEPENDENT AUDITORS' REPORT

May 10, 2007

The Board of Directors
West Japan Railway Company

Ernst & Young ShinNihon

Kenji Takeyama (seal)
Specified and Executive Partner
Certified Public Accountant

Takayuki Nishida (seal)
Specified and Executive Partner
Certified Public Accountant

Koichi Noda (seal)
Specified and Executive Partner
Certified Public Accountant

Yutaka Matsumura (seal)
Specified and Executive Partner
Certified Public Accountant

We have audited the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements of West Japan Railway Company (the "Company"), applicable to its consolidated fiscal year from April 1, 2006 to March 31, 2007 pursuant to Article 444, paragraph 4 of the Corporation Law of Japan. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We are of the opinion that the above consolidated financial statements present properly the financial position and profit and loss of the corporate group comprised of West Japan Railway Company and its consolidated subsidiaries for the period related to the consolidated financial statements in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountants Law.

END

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, the Board of Corporate Auditors of the Company, based on the audit report prepared by each Corporate Auditor on the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements for the 20th fiscal year from April 1, 2006 to March 31, 2007, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by the Corporate Auditors and the Board of Corporate Auditors and the Particulars thereof:

The Board of Corporate Auditors determined the audit policy, audit plans, etc. and received from each Corporate Auditor reports on the state of his performance of audits and the results thereof.

Each Corporate Auditor, in accordance with the audit policy, audit plans, etc., as determined by the Board of Corporate Auditors, received from Directors, employees, etc. reports on the consolidated financial statements and demanded their explanations whenever necessary. We also monitored and verified whether the Account Auditors had maintained an independent position and conducted adequate audits, and received from the Account Auditors reports on the state of performance of their duties and demanded their explanations whenever necessary. In addition, we received from the Account Auditors a notice that the "systems to secure adequate performance of duties" (as listed in the items of Article 159 of the Corporate Accounting Regulations) had been established in accordance with the "Standard for Quality Control Concerning Audits" (the Accounting Standards Board of Japan, October 28, 2005) and demanded their explanations whenever necessary. In accordance with such methods, we investigated the consolidated financial statements for the fiscal year under review.

2. Results of Audit:

We are of the opinion that the method and results of the audit made by the Account Auditors, Ernst & Young ShinNihon, are proper.

May 14, 2007

The Board of Corporate Auditors
West Japan Railway Company

Noboru Koide (seal)
Full-time Corporate Auditor

Tsutomu Iwasaki (seal)
Full-time Corporate Auditor

(External Corporate Auditor)

Kazuo Yoshida (seal)
External Corporate Auditor

Ikuo Uno (seal)
External Corporate Auditor

INDEPENDENT AUDITORS' REPORT

May 10, 2007

The Board of Directors
West Japan Railway Company

Ernst & Young ShinNihon

Kenji Takeyama (seal)
Specified and Executive Partner
Certified Public Accountant

Takayuki Nishida (seal)
Specified and Executive Partner
Certified Public Accountant

Koichi Noda (seal)
Specified and Executive Partner
Certified Public Accountant

Yutaka Matsumura (seal)
Specified and Executive Partner
Certified Public Accountant

We have audited the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements, and the supplementary financial schedules of West Japan Railway Company (the "Company"), applicable to its 20th fiscal year from April 1, 2006 to March 31, 2007 pursuant to Article 436, paragraph 2, item 1 of the Corporation Law of Japan. These financial statements and the supplementary financial schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the supplementary financial schedules from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the financial statements and the supplementary financial schedules are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary financial schedules. We believe that our audit provides a reasonable basis for our opinion.

We are of the opinion that the above financial statements and the supplementary financial schedules present properly the financial position and profit and loss for the period related to the financial statements and the supplementary financial schedules in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountants Law.

- END -

AUDITORS' REPORT

We, the Board of Corporate Auditors of the Company, based on the audit report prepared by each Corporate Auditor on the performance by the Directors of their duties during the 20th fiscal year from April 1, 2006 to March 31, 2007, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by the Corporate Auditors and the Board of Corporate Auditors and the Particulars thereof:

The Board of Corporate Auditors determined the audit policy, audit plans, etc. and received from each Corporate Auditor reports on the state of his performance of audits and the results thereof.

Each Corporate Auditor, pursuant to the rules of audits by Corporate Auditors determined by the Board of Corporate Auditors and in accordance with the audit policy, audit plans, etc., maintained constant communication with the Directors, internal audit divisions and other employees, etc. in an effort to collect information and improve the environment for auditing, attended meetings of the Board of Directors and other important meetings, received from the Directors and employees, etc., reports on the state of performance of their duties, demanded their explanations whenever necessary, inspected important decision documents, etc., and made investigation into the state of activities and property at the head office and principal business offices of the Company. We also monitored and verified the details of the resolutions of the Board of Directors for establishing systems to secure that the performance by the Directors of their duties will comply with laws or ordinances and the Articles of Incorporation and such other systems provided for in Article 100, paragraphs 1 and 3 of the Regulations to Enforce the Corporation Law of Japan as necessary to secure the adequacy of business of joint-stock corporations, as well as the status of the systems (internal control systems) established pursuant to such resolutions. With regard to its subsidiaries, we maintained constant communication and exchanged information with the directors, corporate auditors, etc. thereof and required the subsidiaries to render reports on their business operations and made investigation into the state of their activities and property whenever necessary. In accordance with such methods, we investigated the business report and its supplementary schedules for the fiscal year under review.

We also monitored and verified whether the Account Auditors had maintained an independent position and conducted adequate audits, and received from the Account Auditors reports on the state of performance of their duties and demanded their explanations whenever necessary. In addition, we received from the Account Auditors a notice that the "systems to secure adequate performance of duties" (as listed in the items of Article 159 of the Corporate Accounting Regulations) had been established in accordance with the "Standard for Quality Control Concerning Audits" (the Accounting Standards Board of Japan, October 28, 2005) and demanded their explanations whenever necessary. In accordance with such methods, we investigated the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements, and the supplementary financial schedules for the fiscal year under review.

2. Results of Audit:

(1) Results of audit of the business report, etc.:

We are of the opinion:

(i) That the business report and its supplementary schedules fairly presents the state of the Company in accordance with laws or ordinances and the Articles of Incorporation;

(ii) That in connection with the performance by the Directors of their duties, no dishonest act or material fact of violation of laws or ordinances or the Articles of Incorporation exists; and

(iii) That the details of the resolutions of the Board of Directors on internal control systems are proper and that the performance by the Directors of their duties concerning such internal control systems contains nothing to be pointed out.

(2) Results of audit of the financial statements and the supplementary financial schedules:

We are of the opinion that the method and results of the audit made by the Account Auditors, Ernst & Young ShinNihon, are proper.

May 14, 2007

The Board of Corporate Auditors
West Japan Railway Company

Noboru Koide (seal)
Full-time Corporate Auditor

Tsutomu Iwasaki (seal)
Full-time Corporate Auditor
(External Corporate Auditor)

Kazuo Yoshida (seal)
External Corporate Auditor

Ikuo Uno (seal)
External Corporate Auditor

END